     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1996

                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                                ----------------
                                   FORM S-1

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                             USA DETERGENTS, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ----------------

              Delaware                              2841                      11-2935430
  (State or other jurisdiction of       (Primary Standard Industrial       (I.R.S. Employer
   incorporation or organization)       Classification Code Number)      Identification No.)

                              1735 JERSEY AVENUE
                          NORTH BRUNSWICK, NJ 08902
                                (908) 828-1800

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              ----------------
                            FREDERICK J. HOROWITZ
                           EXECUTIVE VICE PRESIDENT
                             USA DETERGENTS, INC.
                              1735 JERSEY AVENUE
                          NORTH BRUNSWICK, NJ 08902
                                (908) 828-1800

   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                         CODE, OF AGENT FOR SERVICE)
                                ----------------
                               WITH COPIES TO:

                          SHELDON G. NUSSBAUM, ESQ.
                         FULBRIGHT & JAWORSKI L.L.P.
                               666 FIFTH AVENUE
                           NEW YORK, NEW YORK 10103
                                (212) 318-3000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ----------------
                       CALCULATION OF REGISTRATION FEE
- -----------------------------------------------------------------------------

                                                                 PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM     AGGREGATE
       SECURITIES TO BE         AMOUNT TO BE    OFFERING PRICE       OFFERING         AMOUNT OF
          REGISTERED             REGISTERED      PER SHARE(1)        PRICE(1)      REGISTRATION FEE
- ----------------------------  --------------  ----------------  ----------------  ----------------
Common Stock, $.01 par value
 per share ..................     300,000           $39.25         $11,775,000          $4,061
- ----------------------------  --------------  ----------------  ----------------  ----------------



- -----------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based upon a price of $39.25 per Common Share, the average of the high and low prices of the Common Shares on the Nasdaq National Market on May
       17, 1996.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------

                             USA DETERGENTS, INC.

                  CROSS REFERENCE SHEET SHOWING LOCATION IN
                      PROSPECTUS OF INFORMATION REQUIRED
                             BY ITEMS OF FORM S-1

 FORM S-1 ITEM NUMBER AND HEADING                            LOCATION IN PROSPECTUS

- -----------------------------------------------------------  --------------------------------------------------

    1.   Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus .................. Outside Front Cover Page; Front Page of Prospectus

    2.   Inside Front and Outside Back Cover Pages of        Inside Front Cover Page and Outside Back Cover
           Prospectus ......................................   Page of Prospectus

    3.   Summary Information, Risk Factors and Ratio of      Prospectus Summary; Risk Factors; Selected
           Earnings to Fixed Charges .......................   Financial Data (Ratio of Earnings to Fixed
                                                               Charges Not Applicable)

    4.   Use of Proceeds ................................... Use of Proceeds

    5.   Determination of Offering Price ................... Plan of Distribution

    6.   Dilution .......................................... Not Applicable

    7.   Selling Security Holders .......................... Not Applicable

    8.   Plan of Distribution .............................. Front Page of Prospectus; Plan of Distribution

    9.   Description of Securities to be Registered  ....... Outside Front Cover Page; Prospectus Summary;
                                                               Price Range of Common Stock; Description of
                                                               Capital Stock

   10.   Interests of Named Experts and Counsel ............ Legal Matters; Experts; Change of Accountants

   11.   Information with Respect to the Registrant  ....... Prospectus Summary; Risk Factors; The Company;
                                                               Prior S Corporation Status; Dividend Policy;
                                                               Selected Financial Data; Management's Discussion
                                                               and Analysis of Financial Condition and Results
                                                               of Operations; Business; Management; Certain
                                                               Transactions; Security Ownership of Certain
                                                               Beneficial Owners and Management; Description of
                                                               Capital Stock; Financial Statements

   12.   Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities .. Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION DATED MAY 22, 1996
                                300,000 Shares

                                 COMMON STOCK

                                    [LOGO]

   All the shares of Common Stock of USA Detergents, Inc. (the "Company" or "USA Detergents") offered hereby are being sold by the Company.

   The Company expects to offer the shares of Common Stock offered hereby to one or more institutional or other investors in transactions on The Nasdaq National Market, in private transactions or otherwise, at negotiated prices and terms. Customary brokerage commissions, or charges, in an amount to be negotiated from time to time, are expected to be paid by the Company. See "Plan of Distribution."

   The Common Stock is quoted on The Nasdaq National Market under the symbol "USAD." As of May 21, 1996, the last reported sale price of the Common Stock as reported by The Nasdaq National Market was $41.00 per share. See "Price Range of Common Stock."

   SEE "RISK FACTORS" ON PAGES 5 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
- -----------------------------------------------------------------------------

                                 UNDERWRITING
                   PRICE TO      DISCOUNTS AND      PROCEEDS TO
                    PUBLIC      COMMISSIONS (1)     COMPANY (2)
- --------------  ------------  -----------------  ---------------
Per Share ..... $             $                  $
- --------------  ------------  -----------------  ---------------
Total ......... $             $                  $
- --------------  ------------  -----------------  ---------------

- -----------------------------------------------------------------------------

(1)    See "Plan of Distribution."

(2) Before deducting expenses estimated at $75,000, which are payable by the Company.

                 THE DATE OF THIS PROSPECTUS IS MAY   , 1996.

                              TABLE OF CONTENTS

                                                                       PAGE
                                                                    --------
Prospectus Summary ................................................      3
Risk Factors ......................................................      5
The Company .......................................................      9
Use of Proceeds ...................................................     10
Prior S Corporation Status ........................................     10
Dividend Policy ...................................................     10
Price Range of Common Stock .......................................     11
Capitalization ....................................................     12
Selected Financial Data ...........................................     13
Management's Discussion and Analysis of
 Financial Condition and Results of Operations ....................     14
Business ..........................................................     20
Management ........................................................     28
Certain Transactions ..............................................     33
Security Ownership of Certain Beneficial Owners and Management  ...     34
Description of Capital Stock ......................................     35
Shares Eligible for Future Sale ...................................     36
Plan of Distribution ..............................................     37
Legal Matters .....................................................     37
Experts ...........................................................     37
Change of Accountants .............................................     37
Available Information .............................................     38
Index to Consolidated Financial Statements ........................    F-1

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (a) assumes no exercise of outstanding stock options for 368,145 shares of Common Stock as of March 31, 1996, and (b) has been adjusted to reflect (i) a reorganization of the Company into a Delaware corporation effected in August 1995, (ii) the issuance of approximately 88,167 shares of Common Stock for each share of common stock of the Company's predecessor in connection with the reorganization and (iii) a 3-for-2 stock split effected in the form of a 50% stock dividend paid on February 9, 1996 (the "Stock Split"). Unless the context otherwise requires, the "Company" or "USA Detergents" shall mean USA Detergents, Inc., its wholly-owned subsidiary and its predecessor prior to the reorganization. See "The Company."

                                 THE COMPANY

   USA Detergents is a leading manufacturer and marketer of quality nationally distributed value brand laundry and household cleaning products. The Company currently markets its products in eight laundry and household product categories and features eleven distinct value brands. Three of the Company's brands, XTRA(Registered Trademark), Nice'N FLUFFY(Registered Trademark) and Touch of Glass(Registered Trademark), currently rank among the ten largest brands in their respective product categories in terms of total retail sales in the United States. XTRA(Registered Trademark), Nice'N FLUFFY(Registered Trademark) and Touch of Glass(Registered Trademark) represented 60.6%, 20.1% and 3.2%, respectively, of the Company's net sales in 1995. The Company sells its products to approximately 1,000 retailers with approximately 30,000 retail outlets throughout the United States including mass merchandisers, supermarkets, variety and dollar stores, drug stores and small grocery stores, such as Wal-Mart, Hannaford Bros., Dollar General and Rite Aid.

   USA Detergents' business strategy is to provide value to retailers by enabling retailers to increase sales and realize attractive profit margins on the Company's value brand products while providing value to consumers and to promote brand and corporate identification of its products. The Company's strategy for continued growth includes further penetration of existing distribution channels and expansion of its product offerings, including expansion into new product categories, in an effort to capture a greater share of the estimated $15 billion annual market for laundry and household cleaning products in the United States. Although prior financial results are not necessarily indicative of future results, the success of the Company's strategy has resulted in the Company's net sales increasing from $5.0 million in 1990 to $104.9 million in 1995, a compound annual growth rate of 83.9%. Net sales in 1995 increased by 52.7% over 1994 net sales of $68.7 million. From 1990 to 1995, income from operations increased from $196,000 to $9.7 million, a compound annual growth rate of 118.3%. Income from operations in 1995 increased by 98.8% over 1994 income from operations of $4.9 million.

   The Company believes that consumer purchases of laundry and household cleaning products are determined, in large part, by price, with certain consumers willing to pay a premium for leading national brand names and the latest packaging and technology, while other consumers demand value-priced brands incorporating certain features found in premium-priced brands. The Company believes that consumers are increasingly purchasing products at either the premium-priced or value-priced ends of the laundry and household cleaning products market and that the Company will continue to benefit from the consumer trend away from purchasing mid-priced brands due to value brands' better price-value relationship.

   The Company provides value to retailers by assisting them in profitably optimizing their retail space in traditionally low margin product categories. The Company provides value to consumers by offering attractively-packaged, high quality, brand name laundry and household cleaning products at prices significantly below the leading national brands. The Company believes that it is able to maintain attractive profit margins for retailers while offering consumers a better price-value relationship compared to other leading national brands as a result of the Company's continuing emphasis on (i) significantly lower advertising and promotion expenses, (ii) significantly lower research and development expenditures, (iii) a lower overhead cost structure and (iv) manufacturing high quality products at substantially the same costs as leading national brand manufacturers.

                                 THE OFFERING

Common Stock Offered by
 the Company ...........         300,000 shares

Common Stock to be
 Outstanding after
 the Offering(1) .......         13,692,372 shares

Use of Proceeds ........         To pay down borrowings under the Company's
                                 Line of Credit. Remaining net proceeds, if any, will be used to finance capital expenditures, for working capital needs and for general corporate purposes.

Nasdaq National Market
 Symbol ................         "USAD"
- ------------
(1) Does not include, as of March 31, 1996, (i) an aggregate of 463,935 shares of Common Stock reserved for issuance under the Company's stock option plans, including outstanding options to purchase 249,000 shares of Common Stock, and (ii) an aggregate of 119,145 shares of Common Stock issuable upon exercise of an outstanding stock option at an exercise price of $2.00 per share. See "Management--Executive and Directors' Compensation" and "--Stock Option Plans."

                            SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     ------------------------------------------------------  --------------------
                                       1991(1)     1992       1993       1994        1995       1995       1996
                                     ---------  ---------  ---------  ---------  ----------  ---------  ---------
                                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
Net sales ..........................   $ 5,790    $21,860    $46,939    $68,663    $104,878    $23,255    $34,067
Gross profit .......................      882       4,919     10,043     17,075      31,957      6,426     11,542
Income (loss) from operations (2)  .      (69)        628        705      4,893       9,725      1,791      3,590
Earnings (loss) before income taxes      (191)        436        322      4,350       9,181      1,603      3,423
Net income (loss) ..................     (191)        436        300      4,267       7,025      1,572      2,088
Net income per share ...............                                                                      $  0.16
Weighted average number of shares
 outstanding .......................                                                                       13,392
                                                                                                        =========
PRO FORMA INCOME STATEMENT DATA:(3)
Pro forma net income ...............                                               $  5,425    $   969
Pro forma net income per share  ....                                                   0.43       0.08
Weighted average number of
 shares outstanding ................                                                 12,494     11,915

                                               MARCH 31, 1996
                                         -------------------------
                                           ACTUAL    AS ADJUSTED(4)
                                         ---------  --------------
BALANCE SHEET DATA:
Working capital ........................   $11,508      $23,708
Total assets ...........................    52,600       54,799
Short-term debt ........................    10,334          333
Long-term debt .........................     1,739        1,739
Stockholders' equity ...................    22,380       34,580

- ------------

(1) The selected financial data for the year ended December 31, 1991, was derived from financial statements audited by Goldstein Golub Kessler & Company, P.C., whose report for that year does not appear in this Prospectus and includes a disclaimer as to the income statement since Goldstein Golub Kessler & Company, P.C. was not present for the taking of physical inventory at the beginning of the year.

(2) Includes non-recurring expenses consisting of loss on theft of inventory of $398,000 in 1992, and plant relocation expense of $474,000 and loss on theft of inventory of $419,000 in 1993.

(3) Pro forma net income represents net income less a provision for income taxes that would have been required had the Company been taxed as a C corporation during the entire period presented. The Company elected to be treated as a Subchapter S corporation until August 9, 1995, and, as a result, was not subject to federal and certain state income taxes prior to that time. No pro forma adjustments have been made for additional compensation expense paid to the existing stockholders of the Company who are officers of the Company associated with the termination of the Company's S corporation status in connection with its initial public offering or for a reduction in interest expense relating to the pay down of borrowings under the Company's line of credit with the net proceeds of the initial public offering because the net effect of such adjustments is not material. See Note 1 of "Notes to Consolidated Financial Statements" for the years ended December 31, 1993, 1994 and 1995 and "Prior S Corporation Status."

(4) Adjusted to reflect the sale of 300,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $41.00 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds," and "Capitalization."

                                4





                                 RISK FACTORS

   In addition to all other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

COMPETITION

   The Company experiences substantial competition from a number of suppliers of laundry and household cleaning products, including larger premium-priced, mid-priced and private label suppliers. Many of these suppliers offer broader product lines and have substantially greater financial, technical, marketing, distribution and other resources than the Company. In addition, there are several value brand suppliers which compete directly with the Company. The Company believes its products compete primarily on the basis of price and it does not intend to compete on the basis of premium-priced brand product features. See "Business--Household Products Market Overview" and "--Competition."

   The Company's competitors vary by product category, with one competitor ranking as the market leader in retail sales in 1995 in five of the eight laundry and household cleaning product categories in which the Company currently competes. The Company estimates, based on published industry data for the year ended December 31, 1995, that the two largest suppliers in the laundry and household cleaning products industry held approximately 49%, in the aggregate, of the domestic market for such products. These two suppliers, Procter & Gamble Co. and Unilever N.V., accounted for an aggregate of approximately 75% and 83% of 1995 domestic retail sales of liquid laundry detergents and liquid fabric softeners, respectively.
These two product categories accounted for 52% and 20%, respectively, of the Company's net sales in 1995. There can be no assurance that suppliers of premium-priced or mid-priced brand laundry and household cleaning products will not enter the value brand market for these products and compete directly with the Company.

   The laundry and household cleaning products industry is characterized by substantial price competition which is effected through changes in price, product size and promotions. As a value brand supplier, the Company believes it typically is not affected by price changes initiated by larger premium-priced or mid-priced suppliers whose pricing is substantially higher than the Company's pricing. Some suppliers of value brands or store brands compete directly with the Company as low-price suppliers. Competitors may attempt to gain market share by offering products at prices at or below those typically offered by the Company. Competitive pricing has in certain cases necessitated and may continue to necessitate price reductions by the Company and has and may continue to result in lost orders. Although the Company has not suffered significantly as a result of competitive pricing, there can be no assurance that future price or product changes by the Company's competitors will not have a material adverse effect on the Company or that the Company will be able to react with price or product changes of its own to maintain its current market position.

RAPID EXPANSION; LIMITED EXPERIENCE OF MANAGEMENT

   Since its organization in 1988, the Company has experienced rapid growth both in sales and product offerings. The growth of the Company has been, and will continue to be, dependent upon a number of factors, including the ability of the Company to successfully introduce new products, to increase sales to existing retail customers and to sell its products to new retail customers. If products introduced by the Company are discontinued or encounter production or formulation problems, the Company's results of operations could be materially adversely affected. There can be no assurance that the Company will be able to maintain its present rate of growth.

   In addition, the Company's growth has resulted in increased responsibility for both existing and new management personnel. Certain of the Company's management have limited or no experience in managing companies as large as the Company. In addition, certain of the Company's key employees and management personnel have recently joined the Company. The Company's ability to manage growth effectively will depend upon the Company's ability to integrate new personnel, to improve its operational, management and financial systems and controls and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively, the Company's business, results of operations and financial condition would be materially and adversely affected.

                                5





DEPENDENCE ON MAJOR CUSTOMERS

   The Company's five largest customers in the aggregate accounted for 28% and 29% of net sales during 1994 and 1995, respectively, including Wal-Mart which accounted for 10% of net sales in 1994 and 17% of net sales in 1995. One other customer of the Company accounted for more than 5% of the Company's net sales during 1994 and no other customer of the Company accounted for more than 5% of the Company's net sales in 1995. As is customary in the industry, the Company does not have long-term contracts with its customers. A significant reduction of purchases by any of the Company's largest customers could have a material adverse effect on the Company's business and results of operations. See "Business--Marketing and Distribution."

DEPENDENCE ON KEY PRODUCTS

   Liquid XTRA(Registered Trademark) laundry detergent, the Company's primary liquid laundry detergent brand, accounted for 50% and 52% of the Company's net sales, respectively, for 1994 and 1995, and Nice'N FLUFFY(Registered Trademark) liquid fabric softener, the Company's primary liquid fabric softener brand, accounted for 18% and 20% of the Company's net sales, respectively, for such years. In addition, the Company has made substantial investments in manufacturing equipment and processes for these products. The Company's financial results and condition are substantially dependent on the continued success and growth of sales of these products. A number of factors could limit sales by the Company of these products, or the profitability of such sales, including competitive efforts by other manufacturers of similar products, shifts in consumer preferences or introduction and acceptance of alternative product offerings. See "Business--Products."

DEPENDENCE ON SOLE OR LIMITED SOURCES OF SUPPLY

   Certain chemicals, plastic bottles, packaging materials and manufacturing equipment used in connection with the manufacture of the Company's products as well as certain finished products sold by the Company are obtained from a sole or a limited group of suppliers and subcontractors. The Company's reliance on a sole supplier or limited groups of suppliers and subcontractors involves several risks, including increased risk of inability to obtain adequate supplies, and reduced control over pricing and timely delivery. Although the timeliness, quality and pricing of deliveries from the Company's suppliers have been acceptable to date and the Company believes that additional sources of supply are generally available, there can be no assurance that supplies will be available on an acceptable basis or that delays in obtaining new suppliers, particularly of plastic bottles, will not have an adverse effect on the Company. In 1995, the Company purchased approximately 45% of its liquid chemicals from two suppliers, Stepan Company and Henkel Corporation, and all of its powder detergent from one supplier, Cap City Products Company, Inc. Additionally, substantially all of the bottles used by the Company at its manufacturing facility are purchased from Owens-Illinois Plastic Products Inc. and Owens-Illinois Closure Inc. (together, "Owens-Illinois"). The Company's inability to obtain adequate supplies of chemicals, packaging materials, manufacturing equipment or finished products could have a material adverse effect on the Company's business. The Company has recently added a second supplier of powder laundry detergent and has engaged a contract manufacturer and distributor to supply liquid products. See "Business-- Manufacturing and Supply."

RELIANCE ON MANUFACTURING FACILITIES

   The Company manufactures substantially all of its liquid products at its facility in North Brunswick, New Jersey. In January 1996, the Company added significant new manufacturing capacity to its existing facility. The Company expects to continue to expand its manufacturing capabilities by adding production lines and increasing automation, either of which could result in disruptions of the Company's manufacturing operations. The Company's manufacturing operations use certain custom designed equipment which, if damaged or otherwise rendered inoperable or unavailable, could result in the disruption of the Company's manufacturing operations. Any extended interruption of operations at the Company's manufacturing facility or at any facility at which the Company outsources production could have a material adverse effect on the business of the Company. The Company also continues to selectively outsource production. The Company has recently engaged a California-based contract manufacturer and

                                6





distributor to supply liquid products and has recently added a second supplier of powder laundry detergent. The Company spent approximately $3.9 million in 1995 and $2 million during the first quarter of 1996 to increase manufacturing capacity and anticipates that it will expend approximately $4 million during the remainder of 1996 to fulfill its current expansion plans. Funds for such expansion are expected to come from operations and the Company's working capital line of credit (the "Line of Credit"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Manufacturing and Supply."

DEPENDENCE ON KEY PERSONNEL

   The Company believes that its Chairman and Chief Executive Officer, Uri Evan, plays a significant role in the Company's success and that the loss of the services of Mr. Evan could have an adverse effect on the Company. There can be no assurance that the Company would be able to find a suitable replacement for Mr. Evan. The Company has an employment agreement with Mr. Evan which expires in June 1999. The Company does not maintain key man life insurance on Mr. Evan. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

   Assuming the completion of this offering, eight stockholders, some of whom are directors of the Company, will beneficially own approximately 52% of the Company's outstanding Common Stock. As a result, these stockholders acting in concert will continue to have the ability to elect or remove any or all of the Company's directors and to control substantially all corporate activities involving the Company, including tender offers, mergers, proxy contests or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. See "Security Ownership of Certain Beneficial Owners and Management."

INTELLECTUAL PROPERTY RISKS

   Although the Company considers certain of its packaging, labels, trademarks and designs to be proprietary, certain of these items may not be protected by trademark or copyright registration. In addition, the Company from time to time has received, and may receive in the future, communications from third parties asserting that the Company's products, trademarks, designs, labels or packaging infringe upon such third parties' intellectual property rights. There can be no assurance that third parties will not successfully assert claims against the Company with respect to existing or future products or packaging. Should the Company be found to infringe upon the intellectual property rights of others, the Company could be required to cease use of certain products, trademarks, designs, labels or packaging or pay damages to the affected parties, any of which could have a material adverse effect on the business and operations of the Company. Substantial costs also may be incurred by the Company in redesigning its labels or packaging, in selecting and clearing new trademarks or in defending any legal action. See "Business--Intellectual Property."

VARIABILITY OF QUARTERLY OPERATING RESULTS

   The Company has experienced, and may experience in the future, quarter-to-quarter fluctuations in its operating results. The Company's growth has historically been somewhat slower in the fourth quarter than in other fiscal quarters, primarily as a result of promotion-oriented retailers providing reduced or less desirable display space for laundry and household cleaning products during the holiday shopping season. The timing and introduction of new products and other factors may also cause quarterly fluctuations in the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

                                7





ENVIRONMENTAL REGULATION

   The Company is subject to various federal, state and local environmental laws and regulations, including those relating to wastewater discharge, air quality and the storage, handling and disposal of a variety of substances. Some of the chemicals used by the Company and stored at its manufacturing facility are materials regulated by federal or state environmental protection agencies. While the Company has not had to make significant capital expenditures for environmental compliance, the Company cannot predict with any certainty its future capital expenditure requirements for environmental compliance because of continually changing compliance standards and technology. Consequently, unforeseen expenditures required to comply with such laws and regulations, including unforeseen environmental liabilities, could have a material adverse effect on the Company's business. The Company maintains $6.0 million of insurance coverage for environmental liabilities.

PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

   The Company's Certificate of Incorporation provides that up to 1,000,000 shares of Preferred Stock may be issued by the Company from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series, without any vote or action by the Company's stockholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "--Control by Existing Stockholders" and "Description of Capital Stock--Preferred Stock."

DIVIDEND POLICY

   The Company has never declared or paid cash dividends on its Common Stock, other than S corporation distributions. The Company currently intends to retain all of its earnings to finance the expansion and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Line of Credit and the Company's loan from the New Jersey Economic Development Authority (the "EDA Loan") both restrict the Company from paying dividends without first obtaining the consent of the respective lender. See "Prior S Corporation Status," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of Common Stock in the public market following this offering by the current stockholders of the Company could adversely affect the market price for the Common Stock. Upon completion of this offering, 6,452,500 shares will be freely tradeable without restriction (except shares held by affiliates of the Company) or further registration under the Securities Act of 1933, as amended (the "Securities Act") and an additional 7,239,872 shares of Common Stock may be sold in the public market, subject to the limitations contained in Rule 144 under the Securities Act. Following this offering, sales of substantial amounts of the shares of Common Stock in the public market, or even the potential for such sales, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise capital through the sale of equity securities. See "Security Ownership of Certain Beneficial Owners and Management" and "Shares Eligible for Future Sale."

                                8





                                 THE COMPANY

   USA Detergents is a leading manufacturer and marketer of quality nationally distributed value brand laundry and household cleaning products. The Company currently markets its products in eight laundry and household product categories and features eleven distinct value brands. Three of the Company's brands, XTRA(Registered Trademark), Nice'N FLUFFY(Registered Trademark) and Touch of Glass(Registered Trademark), currently rank among the ten largest brands in their respective product categories in terms of total retail sales in the United States. XTRA(Registered Trademark), Nice'N FLUFFY(Registered Trademark) and Touch of Glass(Registered Trademark) represented 60.6%, 20.1% and 3.2%, respectively, of the Company's net sales in 1995. The Company sells its products to approximately 1,000 retailers with approximately 30,000 retail outlets throughout the United States including mass merchandisers, supermarkets, variety and dollar stores, drug stores and small grocery stores, such as Wal-Mart, Hannaford Bros., Dollar General and Rite Aid.

   USA Detergents' business strategy is to provide value to retailers by enabling retailers to increase sales and realize attractive profit margins on the Company's value brand products while providing value to consumers and to promote brand and corporate identification of its products. The Company's strategy for continued growth includes further penetration of existing distribution channels and expansion of its product offerings, including expansion into new product categories, in an effort to capture a greater share of the estimated $15 billion annual market for laundry and household cleaning products in the United States. Although prior financial results are not necessarily indicative of future results, the success of the Company's strategy has resulted in the Company's net sales increasing from $5.0 million in 1990 to $104.9 million in 1995, a compound annual growth rate of 83.9%. Net sales in 1995 increased by 52.7% over 1994 net sales of $68.7 million. From 1990 to 1995, income from operations increased from $196,000 to $9.7 million, a compound annual growth rate of 118.3%. Income from operations in 1995 increased by 98.8% over 1994 income from operations of $4.9 million.

   The Company believes that consumer purchases of laundry and household cleaning products are determined, in large part, by price, with certain consumers willing to pay a premium for leading national brand names and the latest packaging and technology, while other consumers demand value-priced brands incorporating certain features found in premium-priced brands. The Company believes that consumers are increasingly purchasing products at either the premium-priced or value-priced ends of the laundry and household cleaning products market and that the Company will continue to benefit from the consumer trend away from purchasing mid-priced brands due to value brands' better price-value relationship.

   The Company provides value to retailers by assisting them in profitably optimizing their retail space in traditionally low margin product categories. The Company provides value to consumers by offering attractively-packaged, high quality, brand name laundry and household cleaning products at prices significantly below the leading national brands. The Company believes that it is able to maintain attractive profit margins for retailers while offering consumers a better price-value relationship compared to other leading national brands as a result of the Company's continuing emphasis on (i) significantly lower advertising and promotion expenses, (ii) significantly lower research and development expenditures, (iii) a lower overhead cost structure and (iv) manufacturing high quality products at substantially the same costs as leading national brand manufacturers.

   USA Detergents, Inc. is located at 1735 Jersey Avenue, North Brunswick, New Jersey 08902. The Company's telephone number is (908) 828-1800. The Company was originally incorporated in 1988 under the laws of the state of New Jersey. The Company was reorganized as a Delaware corporation in August 1995.

                                9





                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of the shares of Common Stock to be sold in this offering are estimated to be $12.2 million, after deducting estimated placement fees and commissions and estimated offering expenses payable by the Company, assuming a public offering price of $41.00 per share.

   The Company intends to use the net proceeds of this offering to pay down borrowings under the Line of Credit. Borrowings under the Line of Credit bear interest at LIBOR plus 1.75% (7.06% as of May 16, 1996) on the first $5 million outstanding and the prime rate of the lender bank (8.25% as of May 16, 1996) on the balance. As of May 16, 1996, the Company had approximately $12.5 million outstanding under the Line of Credit. Remaining net proceeds, if any, will be used to finance capital expenditures, for working capital needs and for general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, investment rate, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRIOR S CORPORATION STATUS

   From its inception through August 9, 1995, two days prior to the closing of its initial public offering (the "1995 IPO"), the Company was treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and was treated as an S corporation for certain state corporate income tax purposes under certain comparable state tax laws (an "S corporation"). As a result, the Company's historical earnings have been taxed directly to the Company's stockholders, at their individual federal and state income tax rates, rather than to the Company. Prior to the closing of the 1995 IPO, the Company ceased to be treated as an S corporation and, accordingly, has been subject to federal and state corporate income taxes on its earnings.

   From inception through August 9, 1995, the Company paid or accrued 75.8% ($6.9 million) of its earnings before income taxes for distribution to stockholders in the form of S corporation distributions. To the extent there was insufficient cash from operations available to fund such historical distributions, funds were borrowed under the Line of Credit. Amounts outstanding under the Line of Credit were fully paid down with the proceeds of the 1995 IPO.

                               DIVIDEND POLICY

   Except for S corporation distributions, the Company has never declared or paid any cash dividends on its Common Stock. The Company anticipates that all future earnings will be retained by the Company for the development and expansion of its business. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors, subject to applicable law, and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. The Line of Credit and the EDA Loan both restrict the Company from paying dividends without first obtaining the consent of the respective lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                               10





                         PRICE RANGE OF COMMON STOCK

   The Common Stock is quoted on The Nasdaq National Market under the symbol "USAD." The Common Stock was initially offered to the public on August 7, 1995 at $9.67 per share. The following table sets forth for the periods indicated the high and low reported last sale prices per share for the Common Stock as reported by The Nasdaq National Market. All last sale prices prior to February 9, 1996, the effective date of the Stock Split, have been divided by 1.50, the assumed effect of the Stock Split.


                                          HIGH      LOW
                                       --------  --------
FISCAL 1995
Third Quarter (commencing August 7)  .   $14.75    $11.50
Fourth Quarter .......................    18.17     13.67
FISCAL 1996
First Quarter ........................   $25.25    $15.75
Second Quarter (through May 21, 1996)    $46.50    $30.375

   The number of shareholders of record of Common Stock on May 21, 1996 was
78. On May 21, 1996, the last reported sale price of the Common Stock as reported by The Nasdaq National Market was $41.00 per share.

                                CAPITALIZATION

   The following table sets forth certain short-term obligations and the capitalization of the Company (i) as of March 31, 1996, and (ii) as adjusted on a pro forma basis to give effect to the sale by the Company of the 300,000 shares of Common Stock offered hereby at an assumed public offering price of $41.00 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds." The table set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                      AS OF MARCH 31, 1996
                                                                   ------------------------
                                                                     ACTUAL     AS ADJUSTED
                                                                   ---------  -------------
                      (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
 Current portion of revolving line of credit .....................   $10,001      $    --
 Current portion of long-term debt ...............................       305          305
 Current portion of capitalized lease obligations ................        28           28
                                                                   ---------  -------------
  Total short-term debt ..........................................   $10,334      $   333
                                                                   =========  =============
Long-term debt:
 Long-term debt ..................................................   $ 1,729      $ 1,729
 Capitalized lease obligations ...................................        10           10
                                                                   ---------  -------------
  Total long-term debt ...........................................     1,739        1,739
                                                                   ---------  -------------
Stockholders' equity:
 Preferred stock, no par value, 1,000,000 shares authorized;
  no shares issued and outstanding ...............................        --
 Common stock, $.01 par value, 30,000,000 shares authorized;
  13,392,372 shares issued and outstanding; 13,692,372 shares
  issued and outstanding as adjusted .............................       134          137
Additional paid-in capital .......................................    15,499       27,696
Retained earnings ................................................     6,747        6,747
                                                                   ---------  -------------
  Total stockholders' equity .....................................    22,380       34,580
                                                                   ---------  -------------
    Total capitalization .........................................   $24,119      $36,319
                                                                   =========  =============

                           SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

   Certain of the following selected financial data are derived from the audited consolidated financial statements of the Company. The consolidated financial statements for the years ended December 31, 1994 and 1995 have been audited by Deloitte & Touche LLP, and their report dated February 9, 1996 appears elsewhere herein. Goldstein Golub Kessler & Company, P.C.'s report dated February 21, 1994 for the year ended December 31, 1993 appears elsewhere herein. The selected financial data for the years ended December 31, 1991 and 1992 was derived from financial statements audited by Goldstein Golub Kessler & Company, P.C. The report of Goldstein Golub Kessler & Company for 1991 and 1992 does not appear in this Prospectus and the report for 1991 includes a disclaimer as to the income statement since Goldstein Golub Kessler & Company, P.C. was not present for the taking of physical inventory at the beginning of the year. The selected financial data presented below for the three months ended March 31, 1995 and 1996, and as of March 31, 1996, was derived from the unaudited financial statements (and notes thereto) which appear elsewhere herein. In the opinion of management, all unaudited financial statements include adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such information for the periods presented. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996. No cash dividends, other than S corporation distributions, were paid for any years presented.

                                                                                               THREE MONTHS
                                                YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                ------------------------------------------------------  -------------------------
                                   1991       1992       1993       1994        1995       1995          1996
                                ---------  ---------  ---------  ---------  ----------  ---------  --------------
INCOME STATEMENT DATA:
Net sales .....................  $ 5,790     $21,860    $46,939    $68,663    $104,878    $23,255      $34,067
Cost of goods sold ............    4,908      16,941     36,896     51,588      72,921     16,829       22,525
                                ---------  ---------  ---------  ---------  ----------  ---------  --------------
Gross profit ..................      882       4,919     10,043     17,075      31,957      6,426       11,542
Selling, general and
 administrative expenses ......      951       3,893      8,445     12,182      22,232      4,635        7,952
Non-recurring expenses(1) .....       --         398        893         --          --         --           --
                                ---------  ---------  ---------  ---------  ----------  ---------  --------------
Income (loss) from operations .      (69)        628        705      4,893       9,725      1,791        3,590
Interest expense -- net .......      122         192        383        543         544        188          167
                                ---------  ---------  ---------  ---------  ----------  ---------  --------------
Earnings (loss) before income
 tax ..........................     (191)        436        322      4,350       9,181      1,603        3,423
Income tax provision ..........       --          --         22         83       2,156         31        1,335
                                ---------  ---------  ---------  ---------  ----------  ---------  --------------
Net income (loss) .............   $  (191)   $    436   $    300   $  4,267   $   7,025   $ 1,572      $ 2,088
                                =========  =========  =========  =========  ==========  =========  ==============
Net income per share ..........                                                                        $  0.16
Weighted average number of                                                                          =============
 shares outstanding ...........                                                                         13,392
                                                                                                    =============
PRO FORMA INCOME STATEMENT
 DATA(2):
Earnings before income tax as
 reported .....................                                               $  9,181    $ 1,603
Pro forma income tax provision                                                   3,756        634
                                                                            ----------  ---------
Pro forma net income ..........                                               $  5,425        969
                                                                            ==========  =========
Pro forma net income per share                                                $   0.43    $  0.08
                                                                            ==========  =========
Weighted average number of
 shares outstanding ...........                                                 12,494     11,915
                                                                            ==========  =========
                                                      DECEMBER 31,                            MARCH 31, 1996
                                ------------------------------------------------------  -------------------------
                                   1991       1992       1993       1994      1995(3)     ACTUAL    AS ADJUSTED(4)
                                ---------  ---------  ---------  ---------  ----------  ---------  --------------
BALANCE SHEET DATA:
Working capital (deficit) .....   $ (265)    $ 1,192    $   (30)   $ 5,154    $ 11,132    $11,508      $23,708
Total assets ..................    3,427       9,308     19,718     24,449      40,590     52,600       54,799
Short-term debt ...............    1,097       1,893      4,425      3,860       7,320     10,334          333
Long-term debt ................      147       2,142      4,563      6,180       1,830      1,739        1,739
Stockholders' equity ..........      615       1,050      1,850      5,880      20,292     22,380       34,580

- ------------

(1) Consists of loss on theft of inventory of $398,000 in 1992, and plant relocation expense of $474,000 and loss on theft of inventory of $419,000 in 1993.

(2) Pro forma net income represents net income less a provision for income taxes that would have been required had the Company been taxed as a C corporation during the entire period presented. The Company elected to be treated as a Subchapter S corporation until August 9, 1995, and, as a result, was not subject to federal and certain state income taxes prior to that time. No pro forma adjustments have been made for additional compensation expense paid to the existing stockholders of the Company who are officers of the Company associated with the termination of the Company's S corporation status in connection with the 1995 IPO or for a reduction in interest expense relating to the assumed pay down of borrowings under the Line of Credit with the net proceeds of the 1995 IPO because the net effect of such adjustments is not material. See Note 1 of "Notes to Consolidated Financial Statements" for the years ended December 31, 1993, 1994 and 1995 and "Prior S Corporation Status."

(3) On August 11, 1995, the Company completed the 1995 IPO pursuant to which the Company received net proceeds of approximately $12.7 million.

(4) Adjusted to reflect the sale by the Company of the 300,000 shares of Common Stock offered hereby at an assumed public offering price of $41.00 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

   The Company has grown to annual net sales of $104.9 million in the year ended December 31, 1995 from annual net sales of $5.0 million in the year ended December 31, 1990, representing a compound annual growth rate of 83.9%. Net sales in the three months ended March 31, 1996 increased 46.5% to $34.1 million from $23.3 million for the three months ended March 31, 1995 and net sales in the year ended December 31, 1995 increased by 52.7% over net sales of $68.7 million in the year ended December 31, 1994. The Company's growth has been achieved primarily through increases in market penetration of the Company's products, particularly liquid laundry detergents and liquid fabric softeners, and the introduction of new products. Net sales of the Company's liquid laundry detergent and liquid fabric softeners totaled $46.2 million or 67.3% of net sales in the year ended December 31, 1994, and $75.6 million or 72.1% of net sales in the year ended December 31, 1995. Net sales of products introduced in 1995 were $13.4 million or 12.8% of net sales for the year ended December 31, 1995. Since 1993, gross margins have improved due to (i) sales increases of laundry products which generally have higher gross margins than the Company's other products, (ii) the relocation by the Company of its manufacturing operations to its current, more efficient North Brunswick, New Jersey facility in 1993 and (iii) efficiencies in purchasing packaging supplies and raw materials. As the Company has increased sales through supermarkets, it has increased payments of "slotting fees" (fees which are generally required to be paid in advance to supermarkets in order to obtain shelf space and are accounted for by the Company as selling, general and administrative expenses). The Company intends to continue increasing sales to supermarkets.

   From its organization through August 9, 1995, the Company operated as an S corporation and, as a result, liability for the Company's net income for federal and certain state income tax purposes was borne directly by the Company's stockholders. The Company paid or accrued 75.8% ($6.9 million) of its earnings before income taxes from inception through August 9, 1995 in the form of S corporation distributions to stockholders. Two days prior to the closing of the 1995 IPO, the Company became a taxable C corporation for income tax reporting purposes. The Company has incurred increased salary expenses for certain members of senior management in connection with the termination of its S corporation status. See "Prior S Corporation Status" and "Management--Employment Agreements."

RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated certain income statement data expressed as a percentage of net sales. Certain column totals set forth may not add due to rounding.

                                                                              THREE MONTHS
                                                                              ENDED MARCH
                                                 YEAR ENDED DECEMBER 31,          31,
                                              ----------------------------  --------------
                                                 1993      1994      1995     1995    1996
                                              --------  --------  --------  ------  ------
Net sales ...................................   100.0%    100.0%    100.0%     100%    100%
Cost of goods sold ..........................    78.6      75.1      69.5     72.4    66.1
                                              --------  --------  --------  ------  ------
Gross profit ................................    21.4      24.9      30.5     27.6    33.9
Selling, general and administrative expenses     18.0      17.7      21.2     19.9    23.3
Non-recurring expenses ......................     1.9        --        --       --      --
                                              --------  --------  --------  ------  ------
Income from operations ......................     1.5       7.1       9.3      7.7    10.5
Interest expense -- net .....................     0.8       0.8       0.5      0.8     0.8
                                              --------  --------  --------  ------  ------
Earnings before income taxes ................     0.7       6.3       8.8      6.9    10.1
Income tax provision ........................      --       0.1       2.1      0.1     3.9
                                              --------  --------  --------  ------  ------
Net income ..................................     0.6%      6.2%      6.7%     6.8%    6.1%
                                              ========  ========  ========  ======   =====

Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1995

   Net sales for the three months ended March 31, 1996 increased 46.5% to $34.1 million from $23.3 million for the three months ended March 31, 1995. The increase was primarily the result of an increase in unit sales of laundry products, reflecting the addition of new customers and sales of additional products to existing customers. The increase in net sales was facilitated by an increase in the number of salespersons who joined the Company in the third and fourth quarter of 1995.

   Gross profit increased 79.6% to $11.5 million in the three months ended March 31, 1996 from $6.4 million for the comparable period in 1995. Gross profit increased as a percentage of net sales to 33.9% in the three months ended March 31, 1996 from 27.6% for the comparable period in 1995. The increase as a percentage of net sales was primarily attributable to the installation, in January 1995 and January 1996, of improved manufacturing equipment, which had a positive impact on labor efficiency and reduced product over-fills, and an increase as a percentage of net sales in unit sales of higher margin laundry products.

   Selling, general and administrative expenses increased 71.6% to $8.0 million in the three months ended March 31, 1996 from $4.6 million for the comparable period in 1995. As a percentage of net sales, these expenses increased to 23.3% in the three months ended March 31, 1996 from 19.9% for the comparable period in 1995. The increase as a percentage of net sales was primarily due to increases as a percentage of net sales of 1.0% in salaries and 0.7% in slotting fees resulting from increased penetration into supermarkets.

   Income from operations increased 100.4% to $3.6 million in the three months ended March 31, 1996 from $1.8 million for the comparable period in 1995. As a percentage of net sales, income from operations increased to 10.5% in the three months ended March 31, 1996 from 7.7% for the comparable period in 1995.

   Interest expense-net decreased to $167,000 in the three months ended March 31, 1996 from $188,000 for the comparable period in 1995, primarily as a result of lower average outstanding balances.

   Earnings before income taxes increased 113.5% to $3.4 million in the three months ended March 31, 1996 from $1.6 million for the comparable period in 1995. As a percentage of net sales, earnings before income taxes increased to 10.1% in the three months ended March 31, 1996 from 6.9% for the comparable period in 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

   Net sales in the year ended December 31, 1995 increased 52.7% to $104.9 million from $68.7 million in the year ended December 31, 1994. The increase was primarily the result of an increase in unit sales of laundry products, reflecting the addition of new customers and sales of additional products to existing customers. The increase in net sales was facilitated by an increase in the number of salespersons who joined the Company in the fourth quarter of 1994.

   Gross profit increased 87.2% to $32.0 million in the year ended December 31, 1995 from $17.1 million in the prior year. Gross profit increased as a percentage of net sales to 30.5% in the year ended December 31, 1995 from 24.9% in the prior year. The increase as a percentage of net sales was primarily attributable to the installation, in January 1995, of improved manufacturing equipment, which had a positive impact on labor efficiency and reduced product over-fills, and an increase as a percentage of net sales in unit sales of higher margin laundry products.

   Selling, general and administrative expenses increased 82.5% to $22.2 million in the year ended December 31, 1995 from $12.2 million in the prior year. As a percentage of net sales, these expenses increased to 21.2% in the year ended December 31, 1995 from 17.7% in the prior year. The increase as a percentage of net sales was primarily due to increases as a percentage of net sales of 2.2% in merchandising allowances and co-op advertising, 0.4% in selling commissions, 0.2% in slotting fees resulting from increased penetration into supermarkets and 0.2% in bad debt expenses.

   Income from operations increased 98.8% to $9.7 million in the year ended December 31, 1995 from $4.9 million in the prior year. As a percentage of net sales, income from operations increased to 9.3% in the year ended December 31, 1995 from 7.1% in the prior year.

   Interest expense-net increased to $544,000 in the year ended December 31, 1995 from $543,000 in the prior year.

   Earnings before income taxes increased 111.1% to $9.2 million in the year ended December 31, 1995 from $4.4 million in the prior year. As a percentage of net sales, earnings before income taxes increased to 8.8% in the year ended December 31, 1995 from 6.3% in the prior year.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

   Net sales in the year ended December 31, 1994 increased 46.3% to $68.7 million from $46.9 million in the year ended December 31, 1993. The increase was primarily the result of an increase in unit sales of laundry products and, to a lesser extent, the introduction of new products and additional product sizes.

   Gross profit increased 70.0% to $17.1 million in the year ended December 31, 1994 from $10.0 million in the prior year. Gross profit increased as a percentage of net sales to 24.9% in 1994 from 21.4% in the prior year. The Company conducted all of its operations out of its North Brunswick, New Jersey facility in 1994 compared to operating out of one manufacturing facility and two warehouse facilities in 1993. The improved configuration of the North Brunswick, New Jersey facility was the primary reason for improved manufacturing efficiency which increased gross profit margin. Additional reasons for the increase include purchasing efficiencies, improvements in product formulations which reduced raw material costs and increased sales of higher margin laundry products. The increase was partially offset by increases in the cost of certain materials used in the Company's packaging.

   Selling, general and administrative expenses increased 44.3% to $12.2 million in the year ended December 31, 1994 from $8.4 million in the prior year. As a percentage of net sales, selling, general and administrative expenses decreased to 17.7% in 1994 from 18.0% in the prior year. The decrease as a percentage of net sales was due in part to a decrease as a percentage of net sales of 1.1% in bad debt expense due to the implementation of tighter credit controls. The decrease as a percentage of net sales was partially offset by an increase of 0.4% in slotting fees resulting from increased penetration into supermarkets and, to a lesser extent, an increase of 0.3% in selling commissions.

   Income from operations increased 594.0% to $4.9 million in the year ended December 31, 1994 from $705,000 in the prior year. As a percentage of net sales, income from operations increased to 7.1% in 1994 from 1.5% in the prior year. The increase in income from operations was partially attributable to the elimination of non-recurring expenses which totaled $893,000 in the prior year.

   Interest expense - net increased to $543,000 in the year ended December 31, 1994 from $383,000 in the prior year. The increase resulted primarily from an increase in the Company's outstanding debt principally incurred to pay S corporation distributions and to finance fixed asset acquisitions, and from increased interest rates on the Company's borrowings.

   Earnings before income taxes increased to $4.4 million in the year ended December 31, 1994 from $322,000 in the prior year. As a percentage of net sales, earnings before income taxes increased to 6.3% in 1994 from 0.7% in the prior year.

Quarterly Results of Operations

   The following table presents selected unaudited quarterly results of operations for the first quarter of 1996 and for each of the four quarters of 1995 and 1994. This quarterly information is unaudited, has been prepared on the same basis as the annual financial information and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future period. Growth in net sales and income from operations during the fourth quarter of the year historically has been somewhat slower than in other fiscal quarters, primarily as a result of promotion-oriented retailers providing reduced or less desirable display space for the Company's products during the holiday shopping season. The Company expects that this trend will be somewhat mitigated as anticipated sales from supermarkets, which are less promotion-oriented during the holiday shopping season, increase as a percentage of total net sales. The timing and introduction of new products and other factors may also cause quarterly fluctuations in the Company's results of operations.

                                          THREE MONTHS ENDED
                         --------------------------------------------------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                           MARCH 31,
FISCAL 1996                  1996
- -----------------------  -----------
Net sales ..............    $34,067
Gross profit ...........     11,542
Income from operations        3,590
Net income .............      2,088
Net income per share  ..       0.16

                                  MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
FISCAL 1995                         1995         1995          1995             1995
- ------------------------------  -----------  ----------  ---------------  --------------
Net sales .....................    $23,255     $25,652        $27,120         $28,851
Gross profit ..................      6,426       7,277          8,770           9,484
Income from operations ........      1,791       2,207          2,785           2,942
Pro forma net income ..........        969       1,192          1,616           1,649
Pro forma net income per share        0.08        0.10           0.13            0.12

                                  MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
FISCAL 1994                         1994         1994          1994             1994
- ------------------------------  -----------  ----------  ---------------  --------------
Net sales .....................    $17,469     $17,190        $18,521         $15,483
Gross profit ..................      4,267       4,324          4,653           3,831
Income from operations ........      1,327       1,451          1,402             713
Pro forma net income ..........        731         805            765             360
Pro forma net income per share        0.06        0.07           0.06            0.03

LIQUIDITY AND CAPITAL RESOURCES

   At March 31, 1996, the Company's working capital was $11.5 million compared to $11.1 million at December 31, 1995. The increase in working capital is primarily attributable to the increase in accounts receivable, inventory and prepaid expenses offset by increases in accounts payable, accrued expenses and the current portion of indebtedness under the Company's revolving credit line. At March 31, 1996, accounts receivable was $18.2 million, an increase of $2.9 million from December 31, 1995 and at March 31, 1996, inventory was $13.9 million, an increase of $5.4 million from December 31, 1995. Both increases were primarily attributable to increased sales volume in the first quarter of 1996. At March 31, 1996, prepaid expenses and other current assets were $4.6 million, an increase of $1.6 million, primarily attributable to increased slotting costs, which are amortized over a twelve month period. These changes were partially offset by an increase in accounts payable and accrued expenses from $8.8 million at December 31, 1995, to $14.5 million at March 31, 1996. There was also an increase in the current portion of indebtedness under the Company's revolving credit line from $7.0 million at December 31, 1995 to $10.0 million at March 31, 1996, primarily attributable to the purchase of machinery and equipment.

   At December 31, 1995, the Company's working capital was $11.1 million compared to $5.2 million at December 31, 1994. The increase in working capital as of December 31, 1995 was principally attributable to the Company's receiving net proceeds of approximately $12.7 million from the 1995 IPO. At December 31, 1995 accounts receivable was $15.3 million, an increase of $8.6 million from December 31, 1994 primarily attributable to increased sales volume in 1995. At December 31, 1995 inventory was $8.4 million, an increase of $549,000 from December 31, 1994 primarily attributable to increased sales volume. These changes were partially offset by an increase in accounts payable and accrued expenses from $7.3 million at December 31, 1994 to $8.8 million at December 31, 1995. Net cash provided by (used in) operating activities in 1994 and 1995 was $1.0 million and $(412,000), respectively. Decreases in cash provided by operating activities in 1995 relate primarily to the increase in accounts receivable. The increase in cash provided by operating activities in 1994 was primarily due to an increase in net income.

   The Company's 1995 IPO provided net proceeds to the Company of approximately $12.7 million. Approximately $8.3 million was used by the Company to repay amounts outstanding under the Line of Credit. Historically, the Company has financed its operations from capital provided by existing stockholders, funds generated by operations, the Line of Credit from Chemical Bank, the proceeds of the EDA Loan and capitalized lease obligations. The Company has used cash provided by operating activities to fund capital expenditures, operations and S corporation distributions. See "Prior S Corporation Status." On January 18, 1996, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend that was paid on February 9, 1996.

   Net cash (used in) provided by operating activities for the first three months of 1996 was ($0.7 million) compared to $0.7 million for the comparable period of 1995. The increase in cash used in operating activities relates primarily to the increase in accounts receivable and the increase in inventory offset by cash provided from an increase in net income. The Company has used cash provided by operating activities to fund capital expenditures, operations and S corporation stockholder distributions. The Company made S corporation stockholder distributions to its then existing stockholders equal to approximately 80% of 1995 earnings before income taxes through August 9, 1995, which is the date the Company terminated its S corporation election.

   Net cash used in investing activities for the three months ended March 31, 1996 was $2.0 million. Cash used in investing activities relates primarily to the purchase of production equipment.

   Net cash used in investing activities in 1994 and 1995 was $1.7 million and $6.1 million, respectively. Cash used in investing activities relates primarily to purchases of production equipment and a loan of approximately $2.3 million to an unaffiliated third party supplier of powder laundry detergent in 1995. The Company has an option to purchase the supplier's facility for the outstanding principal amount of the loan. See "Manufacturing and Supply" and Note 7 of "Notes to Consolidated Financial Statements."

   Net cash provided by financing activities in 1994 and 1995 was $719,000 and $6.5 million, respectively. Cash provided by financing activities is primarily proceeds from sales of Common Stock, the Line of Credit and the EDA Loan, offset primarily by S corporation distributions to stockholders. At December 31, 1995, the Company had short-term debt of $7.3 million and long-term debt of $1.8 million. Short-term debt consisted of borrowings under the Line of Credit, current portions of long-term debt and current portions of capitalized lease obligations. Long-term debt consisted of the long-term portion of the Line of Credit, borrowings under the EDA Loan and capitalized lease obligations.

The Line of Credit

   The following is a description of the material terms of the Line of Credit. The maximum permitted borrowings under the Line of Credit, are for the lesser of $15.0 million or a defined borrowing base. Borrowings under the Line of Credit bear interest at LIBOR plus 1.75% on the first $5.0 million (7.0625% as of March 31, 1996) and the prime rate of the lender bank on the balance (8.25% as of March 31, 1996). Unused portions of the Line of Credit are subject to a commitment fee of 0.25% on such unused amounts. The Line of Credit is secured by accounts receivable, inventory and substantially all of the Company's assets. The Line of Credit contains various restrictions on the Company which preclude the Company, without first obtaining Chemical Bank's consent, from taking certain actions, including engaging in any business other than manufacturing and marketing household detergents, cleaners and businesses related thereto, incurring additional indebtedness, purchasing the assets of any entity other than in the ordinary course of business, merging or consolidating with any other entity, altering its existing capital structure, paying dividends, making capital expenditures in excess of $3.0 million annually, or changing the present management of the Company. As of March 31, 1996, the Company had an outstanding balance of approximately $10.0 million under the Line of Credit.

The EDA Loan

   The following is a description of the material terms of the EDA Loan of $2.75 million received by the Company in 1993 from the New Jersey Economic Development Authority. As of March 31, 1996, the Company had used approximately $2.5 million of the EDA Loan for purchases of machinery and equipment and improvements to the Company's manufacturing facility. The remainder is restricted for the duration of the EDA Loan. The EDA Loan is payable in monthly installments of approximately $26,000 through November 1, 2002. Interest on the EDA Loan is payable at a variable rate (3.3% as of March 31, 1996). The EDA Loan is collateralized by all assets purchased with the proceeds of the EDA Loan. The EDA Loan contains various restrictions on the Company which preclude the Company, without first obtaining consent, from taking certain actions including making capital expenditures in excess of $7.25 million, transferring or making other dispositions of any material property of the Company, engaging in any business not incidental to the Company's present business, incurring additional indebtedness, paying dividends, making changes in the management of the Company or merging or consolidating with another entity. In connection with the EDA Loan, the Company also executed a Reimbursement Agreement with Banque Nationale de Paris, Houston Agency ("Banque Nationale"), pursuant to which Banque Nationale agreed to issue a letter of credit to ensure payment when due of the bonds issued in connection with the EDA Loan. The Company also entered into a Security Agreement with Banque Nationale pursuant to which Banque Nationale and the New Jersey Economic Development Authority were granted a security interest in all assets of the Company subject to Chemical Bank's prior lien under the Line of Credit.

Capital Expenditures

   Capital expenditures for the three months ended March 31, 1996 and 1995 were $2.0 million and $0.3 million, respectively. The Company anticipates that capital expenditures during the remainder of 1996 will be approximately $4 million, which includes installation of new manufacturing equipment and costs allocated to open a new manufacturing facility and a distribution facility.

   Capital expenditures were $1.7 million in 1994 and $3.9 million in 1995. Historically, capital expenditures have related principally to increasing manufacturing capacity. The Company anticipates that capital expenditures in 1996 will be between $4 million and $6 million, which includes installation of new manufacturing equipment at the Company's North Brunswick, New Jersey facility and expenditures associated with expanding the Company's manufacturing and distribution capabilities.

   The Company believes its existing sources of liquidity, cash provided by operations, development authority loans, the Line of Credit and the net proceeds from the offering will satisfy the Company's anticipated working capital and capital expenditure requirements for the foreseeable future.

EFFECTS OF INFLATION

   The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's results of operations.

                                   BUSINESS

GENERAL

   USA Detergents is a leading manufacturer and marketer of quality nationally distributed value brand laundry and household cleaning products. The Company currently markets its products in eight laundry and household product categories and features eleven distinct value brands. Three of the Company's brands, XTRA(Registered Trademark), Nice'N FLUFFY(Registered Trademark) and Touch of Glass(Registered Trademark), currently rank among the ten largest brands in their respective product categories in terms of total retail sales in the United States. XTRA(Registered Trademark), Nice'N FLUFFY(Registered Trademark) and Touch of Glass(Registered Trademark) represented 60.6%, 20.1% and 3.2%, respectively, of the Company's net sales in 1995. The Company sells its products to approximately 1,000 retailers with approximately 30,000 retail outlets throughout the United States including mass merchandisers, supermarkets, variety and dollar stores, drug stores and small grocery stores, such as Wal-Mart, Hannaford Bros., Dollar General and Rite Aid.

HOUSEHOLD PRODUCTS MARKET OVERVIEW

   The Company believes the market for laundry and household cleaning products ("Household Products") in which it competes or intends to compete consists of the following eleven product categories: household cleaners, powder laundry detergent, personal soap products, liquid laundry detergent, dish detergent, liquid fabric softeners, bleach, air fresheners, fabric softener sheets, rug and upholstery cleaners and floor cleaners. The Company estimates that the Household Products market, measured by retail sales, was approximately $15 billion during 1995, with estimated total Household Products market sales of each product category as set forth in the following table:

                                 TOTAL HOUSEHOLD
                                 PRODUCTS MARKET
                             ----------------------
PRODUCT CATEGORY              (IN BILLIONS)
- ---------------------------  -------------
Household Cleaners .........      $ 2.7        18.2%
Powder Laundry Detergent  ..        2.7        18.2
Personal Soap Products  ....        2.3        15.5
Liquid Laundry Detergent  ..        2.1        14.2
Dish Detergent .............        1.5        10.2
Liquid Fabric Softeners  ...        0.8         5.4
Bleach .....................        0.8         5.4
Air Fresheners .............        0.8         5.4
Fabric Softener Sheets  ....        0.5         3.4
Rug and Upholstery Cleaners         0.5         3.4
Floor Cleaners .............        0.1         0.7
                             -------------  -------
  Total ....................      $14.9       100.0%
                             =============  =======

   While the leading supplier varies among different Household Products categories, the overall market for Household Products is dominated by two principal suppliers: Procter & Gamble Co. and Unilever N.V. The Company believes these two premium-priced brand suppliers accounted for approximately 49%, in the aggregate, of retail sales of Household Products in 1995.

   Household Products are distributed primarily through supermarkets, mass merchandisers, small grocery, variety and dollar stores and drug stores with the Company's estimate of total Household Products market sales through each distribution channel in 1995 as follows:

                                               TOTAL HOUSEHOLD
                                               PRODUCTS MARKET
                                           ----------------------
DISTRIBUTION CHANNEL                        (IN BILLIONS)
- -----------------------------------------  -------------
Supermarkets .............................      $ 8.2        55.3%
Mass Merchandisers .......................        3.4        22.8
Small Grocery, Variety and Dollar Stores          2.5        16.6
Drug Stores ..............................        0.8         5.3
                                           -------------  -------
 Total ...................................      $14.9       100.0%
                                           =============  =======

   The Company views the market for Household Products as being segmented into four types of brands: value brands, store brands, mid-priced brands and premium-priced brands. The Company believes that consumer purchases of laundry and household cleaning products are determined, in large part, by price, with certain consumers willing to pay a premium for leading national brand names and the latest packaging and technology and other consumers demanding value-priced brands incorporating certain features found in premium-priced products. Based on its experience and the overall growth of mass merchandisers, the Company believes that consumers are increasingly purchasing products at either the premium-priced or value-priced ends of the Household Products market and that the Company will continue to benefit from the consumer trend away from purchasing mid-priced brands due to the value brands' better price-value relationship. The Company believes the primary characteristics of each of these types of brands are as follows:

   Value Brands. Value brands are sold to retailers and consumers at prices significantly below most other brands of Household Products. Value brands generally incorporate packaging features and product quality comparable to premium-priced and mid-priced brands and typically are offered with only the most popular product features and in only the most popular sizes. Value brands are not advertised or promoted directly to the consumer by the value brand supplier.

   Store Brands. Store brands are marketed through various retail outlets under retailer-affiliated (private) labels and are typically manufactured to the specifications of individual retailers. Store brands typically are supported by limited retailer advertising, do not incorporate state-of-the-art packaging and are priced below mid-priced brands.

   Mid-Priced Brands. Mid-priced brands generally attempt to capitalize on their existing or historical brand equity, are supported by limited consumer advertising and are positioned as comparable but less expensive alternatives to premium-priced brands.

   Premium-Priced Brands. Premium-priced brands focus on promoting brand loyalty and consumer awareness of product features through significant national advertising. Premium-priced brands are supported by extensive research and development to design state-of-the-art packaging and product features and to develop new products.

BUSINESS STRATEGY

   The Company's objective is to be the leading supplier of value brand Household Products. The Company's business strategy is to enable retailers to increase sales and realize attractive profit margins on its products while providing value to consumers. The key elements of the Company's business strategy are described below:

 Value to Retailers

   The Company focuses on assisting the retailer to profitably optimize its retail space in traditionally low margin Household Products categories. The Company provides retailers with merchandising support relating to product mix, shelf display and pricing strategies, and promotional programs which are designed to increase sales of the Company's products. The Company's emphasis on being a low-cost supplier allows it to sell its Household Products to retailers at prices which enable these retailers to offer a lower price to consumers while realizing relatively attractive margins. The Company also seeks to build strong relationships with retailers by providing them with a high level of customized service including direct shipments, electronic data interchange, mixed product pallets and flexible, prompt delivery.

 Value to Consumers

   The Company offers consumers attractively packaged, quality brand name products at prices significantly below most other brands. The Company estimates that the average retail selling price for substantially all of its products was approximately 30% to 40% lower than the industry average retail selling price in their respective Household Products category in 1995. This combination of high product quality and low prices offers consumers an attractive alternative to other brands. The Company emphasizes cost reduction and has historically passed substantially all of its savings on to retailers and consumers. The Company maintains a low-cost structure by eliminating consumer advertising and coupon programs, employing efficient manufacturing and packaging techniques and limiting corporate overhead.

 Brand and Corporate Identification

   The Company seeks to develop strong brand and corporate name recognition among retailers and strong brand recognition and brand loyalty among consumers. The Company believes that colorful and graphic packaging combined with recognizable product names and the Company's commitment to quality and low price, contribute to strong brand awareness and purchaser confidence at the consumer level, and generate increased product sales. The Company further believes that development of corporate and brand name recognition of the Company and its products among retailers enables the Company to introduce new products more effectively.

 Further Market Penetration

   The Company focuses its sales efforts on supermarkets, mass merchandisers, variety and dollar stores, drug stores and small grocery stores, particularly those whose retailing philosophy closely corresponds to the Company's high value, low cost marketing philosophy. The Company intends to continue increasing its market penetration by distributing its products through additional supermarkets, as well as other retail outlets. The Company sells its products to approximately 1,000 retailers with approximately 30,000 retail outlets throughout the United States. For 1995, published industry data indicate that the Company's XTRA(Registered Trademark) liquid laundry detergent and Nice'N FLUFFY(Registered Trademark) liquid fabric softener were sold to retailers representing 34% and 27%, respectively, of all commodity volume ("ACV") distribution within the food, drug and mass merchants sector, up from 3% and 2%, respectively, in 1992. ACV distribution for a product represents the percentage of food, drug and mass merchant retail outlets (as measured by aggregate retail sales) which sold that product during a specified time period in the United States. The Company believes its expanding distribution network increases consumer recognition of its brands. The Company intends to use the access to retailers it has gained through the success of its XTRA(Registered Trademark) and Nice'N FLUFFY(Registered Trademark) brands to increase the penetration of its other products through these existing retail outlets.

 Expand Product Line

   To capitalize on the market opportunity for value brand products, the Company has continually expanded its line of products and currently sells 42 products, representing approximately 250 stock keeping units ("SKUs"), in eight Household Product categories under eleven distinct brand names. The Company introduced four new products in 1994 and 15 new products in 1995. The Company intends to continue to broaden its product line through extensions of existing product lines (including introduction of new sizes, packaging and product formulations) and by introducing products, primarily in new product categories. The Company also expects to introduce several automobile cleaning products beginning in the second quarter of 1996. The Company believes that expansion of its product line will also enable it to continue building corporate and brand name recognition among retailers and should enable the Company to capitalize on the desire of retailers to reduce the number of suppliers from which they obtain products and to increase the portion of a store's retail space allocated to the Company's products. Net sales of products introduced in 1995 were $0.8 million or 2.2% of net sales for the three months ended March 31, 1996.

PRODUCTS

   In selecting the product categories in which it will compete, the Company attempts to identify products with large existing markets which the Company can source efficiently and distribute profitably. The Company currently sells 42 products, representing approximately 250 SKUs, in eight Household Product categories under eleven distinct brand names, including the following:

 PRODUCT CATEGORY               PRIMARY COMPANY BRANDS

  ---------------------------   -----------------------------------------------

Liquid Laundry Detergent      XTRA(Registered Trademark)

Powder Laundry Detergent      XTRA(Registered Trademark)

Liquid Fabric Softener        Nice'N FLUFFY(Registered Trademark)

Fabric Softener Sheets        Nice'N FLUFFY(Registered Trademark)

Household Cleaners            Captain Shine(Registered Trademark), Touch of
                              Glass(Registered Trademark), Swiss Pine(Registered
                              Trademark), Tile Action(Trademark),
                              Fabulous(Trademark), Plumber's Aid(Trademark)

Dish Detergent                XTRA(Registered Trademark), Crystal
                              Shine(Registered Trademark)

Personal Soap Products        Fine Care(Registered Trademark)

   The Company's laundry detergents and fabric softeners accounted for an aggregate of approximately 81% and 82% of the Company's net sales in 1995 and the first quarter of 1996, respectively, with XTRA(Registered Trademark) liquid laundry detergent accounting for 52% and 50% of net sales in such periods, respectively. The Company introduced 15 new products in 1995 and has introduced ten new products in 1996.

PRODUCT DESIGN AND DEVELOPMENT

   The Company consistently seeks to enhance the value of its products by either improving their performance and packaging or lowering their cost and has historically passed substantially all cost savings on to the retailer. The Company places considerable emphasis on package quality and uses premium quality materials and appealing, colorful graphic designs with the objective of providing its products with the same or better shelf appeal than premium and mid-priced brands.

   Most of the important product enhancements in the Household Products industry during the past several years have been developed by the research and development departments of the premium-priced brand companies and the chemical companies that supply the Household Products industry. Rather than maintain a large research and development department, the Company works closely with its suppliers, distributors and other industry participants to identify, and in some cases anticipate, technological and design innovations which may be incorporated into the Company's products. Generally, the Company adopts product and packaging features after they have gained general market acceptance and believes that it has typically been one of the first value brand suppliers to incorporate features comparable to the successful innovations of these larger competitors. The Company only incorporates features which it believes are valued by its consumer base. The Company believes that its approach to product design and development minimizes costs associated with significant research and development, limits the introduction of unproven innovations and features, and reduces the need to spend heavily to advertise new product developments or to educate consumers.

MARKETING AND DISTRIBUTION

   The Company sells its products to approximately 1,000 retailers with approximately 30,000 retail outlets throughout the United States. The Company's various branded products have historically been sold primarily to supermarkets, mass merchandisers, variety and dollar stores, drug stores and small grocery stores. Significant customers of the Company include Wal-Mart, Hannaford Bros., Dollar General and Rite Aid. The following table sets forth the Company's net sales for fiscal 1993, 1994 and 1995 by retail distribution channel:

                              PERCENTAGE OF NET SALES
                           ---------------------------
DISTRIBUTION CHANNEL          1993      1994     1995
- -------------------------  --------  --------  -------
Supermarkets .............    20.6%     25.4%     32.1%
Mass Merchandisers .......    12.4      20.8      29.0
Variety and Dollar Stores     40.5      34.2      24.5
Drug Stores ..............    11.6      10.5       8.8
Small Grocery and Other  .    14.9       9.1       5.6
                           --------  --------  -------
  Total ..................   100.0%    100.0%    100.0%
                           ========  ========  =======

   The five largest customers of the Company in the aggregate accounted for 29% and 29% of net sales during 1995 and the first quarter of 1996, respectively, with Wal-Mart accounting for 17% of net sales in 1995 and 15% of net sales in the first quarter of 1996. One other customer of the Company accounted for more than 5% of the Company's net sales during 1994 and no other customer of the Company accounted for more than 5% of the Company's net sales in 1995. As is customary in the Household Products industry, the Company does not have long-term contracts with its customers.

   The Company seeks to provide retailers with high levels of sales and merchandising support and delivery services. The Company's sales and merchandising support and delivery services are designed to assist retailers in increasing sales of the Company's products through development of improved packaging, product mix, shelving and pricing strategies and effective promotional programs. To provide better delivery service to its customers, the Company is flexible as to the amounts and combinations of products it will deliver and is generally able to deliver products within one to seven business days of receiving an order. With certain retailers, the Company uses electronic data interchange ("EDI") systems that interface directly with the customer's product ordering process. EDI, combined with the Company's internal computerized management information and control system, improves inventory and cost management and facilitates rapid delivery to retailers.

   As of March 31, 1996, the Company sold its products through its own 42 person national sales department, which included seven regional offices, supported by a network of 98 independent brokers and sales representatives. In fiscal 1995, approximately 46.6% of the Company's net sales were generated by its internal sales force with independent broker assistance, with the remaining 53.4% of net sales generated without broker assistance. Each salesperson is compensated by salary and commissions. The Company intends to increase the size of its national sales force in order to facilitate its continued growth.

MANUFACTURING AND SUPPLY

   The Company manufactures substantially all of its liquid products at its facility in North Brunswick, New Jersey. The manufacturing process at the Company's facility consists of blending liquid chemicals and fragrance, which the Company purchases from independent suppliers, and packaging such blends to create finished products. Blending is done according to or by modifying formulas provided by the Company's chemical suppliers. The Company conducts quality control tests on raw materials on a regular basis and also conducts stringent quality control tests on its products during and after the manufacturing process. The Company believes that as it generally manufactures one primary brand in each of its product categories, it is able to lengthen manufacturing runs, reduce manufacturing costs and sell products to retailers at prices which enable retailers to sell products to consumers at lower prices and/or achieve higher profit margins.

   For the year ended December 31, 1995, the Company purchased approximately 45% of its liquid chemicals from two suppliers, Stepan Company and Henkel Corporation, and purchased all of its powder detergent from one supplier, Cap City Products Company, Inc. The Company believes alternative sources of supply and chemical formulations for its liquid products exist. The Company has recently added a second supplier of powder laundry detergent with the aim of diversifying and increasing the supply and reducing the cost of its powder detergent. The Company has entered into a management agreement whereby the Company maintains manufacturing control, and a supply agreement whereby the Company has the right to purchase all of the supplier's output. Under the Company's supply and management agreements, the Company, by its purchases of products, funds operations of the supplier's facility. See Note 7 to "Notes to Consolidated Financial Statements." The Company also has engaged a California- based contract manufacturer and distributor to supply liquid products.

   Substantially all of the bottles used by the Company at its manufacturing facility are purchased from Owens-Illinois. The Owens-Illinois plant is located near the Company's manufacturing facility and the majority of the Owens-Illinois plant's production is dedicated to the Company. The Company has entered into a supply agreement expiring January 31, 2001 with Owens-Illinois pursuant to which the Company has agreed to purchase substantially all of its plastic bottle packaging requirements from Owens-Illinois in return for Owens-Illinois' agreement to dedicate certain of its machinery to meet the Company's packaging requirements and provide additional machinery if necessary. Owens-Illinois has also agreed to use its best efforts to expand its capacity to meet the Company's continued growth in exchange for the Company's continuing commitment to purchase bottles from Owens-Illinois. Certain molds used to manufacture the Company's packaging are not owned by the Company. In addition, in January 1996 the Company entered into a lease for a facility located contiguous to Owens-Illinois' facility in Edison, New Jersey. The Company uses such facility for additional warehouse and distribution capacity. See "--Properties."

   The Company also has certain products manufactured to the Company's specifications by independent contractors and intends to expand its capacity to produce non-liquid products by continuing to outsource manufacturing. The Company subcontracts the manufacture of products based on cost-effectiveness, manufacturing capacity and a desire to avoid large capital commitments associated with manufacturing before the Company can determine the long-term success of such products. The Company remains actively involved with each of its principal subcontractors and seeks to promote efficiencies and cost-savings at the subcontractor level by offering continuing technical, manufacturing and managerial advice. Many of the Company's subcontractors rely on the Company for a majority of their sales. The Company's purchases from subcontractors are generally made pursuant to purchase orders.

   To support anticipated demand for its products, the Company expects to expand its manufacturing capacity by continuing to improve manufacturing efficiency, installing new manufacturing equipment during 1996, and selectively outsourcing production. The Company spent approximately $2 million during the first quarter of 1996 and anticipates that it will expend approximately, $4 million during the remainder of 1996 to fulfill its current expansion plans.

   Substantially all product distribution is centralized at the Company's facilities in New Jersey, although subcontracted products are usually distributed directly to retailers from the subcontractors by freight companies selected by the Company. Products are generally delivered to a retailer's distribution center, although the Company distributes products representing a limited amount of net sales directly to retail outlets. Substantially all of the Company's products are delivered by independent trucking companies, with the remainder delivered by seven trucks and 14 trailers leased by the Company.

INVENTORY PRACTICE AND ORDER BACKLOG

   The Household Products industry is generally characterized by prompt delivery of products by suppliers. The time between the Company's receipt of a customer's order and shipment to the customer is generally between one and seven business days. The Company generally maintains between two and ten days of finished product inventory. As a result of the short lead time between the order and delivery of its products, the Company does not maintain a significant backlog.

INTELLECTUAL PROPERTY

   Brand identification is an important element in marketing the Company's products and the Company recognizes the importance of its trademarks to the success of its business. Therefore, the Company obtains trademarks for certain of its brands and has registered or has applications pending to register certain trademarks with the United States Patent and Trademark Office. The Company has registered or applied for registration of certain of its trademarks in a number of foreign countries. Packaging, labels, trademarks and designs are generally reviewed by the Company's intellectual property counsel prior to general adoption and usage. The Company is not aware of any challenge to the validity of any trademark or copyright material to its business, except for a challenge filed by The Clorox Company with respect to the name Super Scrub. There can be no assurance that additional challenges will not arise. Due to the importance of package design, labels, trademarks and trade dress to its business, the Company has taken, and intends to take, vigorous action to protect against infringement of its trademarks and copyrights.

   Although the Company considers certain of its packaging, labels, trademarks and designs to be proprietary, certain of such packaging, labels, trademarks and designs are not protected by copyright or trademark registration. In addition, the Company from time to time has received, and may receive in the future, communications from third parties asserting intellectual property rights relating to the Company's products, labels, trademarks and packaging. There can be no assurance that third parties will not successfully assert claims against the Company with respect to existing or future products or packaging. Should the Company be found to infringe upon the intellectual property rights of others, the Company could be required to cease use of certain products, trademarks, labels or packaging or pay damages to the affected parties, either of which could have a material adverse effect on the business and operations of the Company. Substantial costs also may be incurred by the Company in redesigning its labels or packaging, in selecting and clearing a new trademark or in defending any legal action taken against it.

   Manufacturers normally seek United States and foreign patent protection for the chemical formulations that they develop and numerous third party patents that relate to laundry and household cleaning products are on file with the United States Patent and Trademark Office. Formulations of the products produced by the Company are generally provided by the Company's third party chemical suppliers who are responsible for the intellectual property, if any, in such formulations. The Company believes it has been able to introduce products comparable to those introduced by most of its competitors by using manufacturing methods or materials that are not protected by patents or by acquiring patented formulations.

COMPETITION

   The Company experiences substantial competition from a number of suppliers of laundry and household cleaning products, including larger premium-priced, mid-priced and private label suppliers. Many of these suppliers have substantially greater financial, technical, marketing, distribution and other resources than the Company. In addition, there are several value brand suppliers which compete directly with the Company. The Company believes its products compete primarily on the basis of price and the Company does not intend to compete on the basis of premium-priced brand product features.

   The Company's competitors vary by product category, with one competitor ranking as the market leader in retail sales in 1995 in five of the eight Household Product categories in which the Company currently competes. The Company estimates, based on published industry data for the year ended December 31, 1995, that the two largest suppliers in the laundry and household cleaning products industry held approximately 49%, in the aggregate, of the domestic market for such products. These two suppliers, Procter & Gamble Co. and Unilever N.V., accounted for an aggregate of approximately 75% and 83% of 1995 domestic retail sales of liquid laundry detergents and liquid fabric softeners, respectively. These two product categories accounted for 52% and 20%, respectively, of the Company's net sales in 1995.

   The laundry and household cleaning products industry is characterized by substantial price competition which is effected through changes in price, product size and promotions. The Company believes it typically is not affected by price changes initiated by larger premium-priced or mid-priced suppliers whose pricing is substantially higher than the Company's pricing. Some suppliers of value brands or store brands compete directly with the Company as low price suppliers. Competitors may attempt to gain market share by offering products at prices at or below those typically offered by the Company. Such competitive pricing has in certain cases necessitated and may continue to necessitate price reductions by the Company and has and may continue to result in lost orders. Although the Company has not suffered significantly as a result of competitive pricing, there can be no assurance that future price or product changes by the Company's competitors will not have a material adverse effect on the Company or that the Company will be able to react with price or product changes of its own to maintain its current market position.

EMPLOYEES

   As of March 31, 1996, the Company had 340 full-time employees, of whom 34 worked in executive, administrative or clerical capacities, 232 worked in design and manufacturing, 32 worked in warehouse facilities and 42 worked in sales. The Company intends to increase the size of its sales force. The Company believes that its relations with its employees are good. The Company has never experienced any interruption of any of its operations due to a labor disagreement with its employees.

LEGAL PROCEEDINGS

   The Company is not a party to any legal proceeding other than such proceedings which it believes will not have a material adverse effect on the Company.

ENVIRONMENTAL REGULATION

   The Company is subject to various federal, state and local environmental laws and regulations, including those relating to wastewater discharge, air quality and the storage, handling and disposal of a variety of substances. Some of the chemicals used by the Company and stored at its manufacturing facility are materials regulated by federal or state environmental protection agencies. While the Company has not had to make significant capital expenditures for environmental compliance, the Company cannot predict with any certainty its future capital expenditure requirements for environmental compliance because of continually changing compliance standards and technology. Consequently, unforeseen expenditures required to comply with such laws and regulations, including unforeseen environmental liabilities, could have a material adverse effect on the Company's business. The Company maintains $6.0 million of insurance coverage for environmental liabilities.

PROPERTIES

   The Company currently conducts its operations from a 360,000 square foot facility located in North Brunswick, New Jersey. The Company's executive offices and its manufacturing, office support, and receiving and shipping departments are all located in that facility. The lease relating to such facility expires in 2004, subject to two five-year extensions. For the fiscal year ended December 31, 1995, the Company recorded rent expense of approximately $1.0 million. In January 1996, the Company entered into a lease for a 175,000 square foot facility located in Edison, New Jersey. The Company uses this facility for additional warehouse and distribution capacity. The lease relating to such facility expires in 2001, subject to one five-year extension, and provides for an annual rental of $568,750. The Company also leases seven additional sales offices throughout the United States.

   The Company believes that its facilities are adequate to meet current requirements.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The name, age and position of each person who is an executive officer or director of the Company is as follows:

 NAME                    AGE  POSITION

- ---------------------  -----  ---------------------------------------------------------------

Uri Evan                 60   Chairman of the Board; Chief Executive Officer

Joseph S. Cohen          45   Vice Chairman of the Board

Frank Valdez             45   President; Chief Operating Officer

Frederick J. Horowitz    31   Executive Vice President; Chief Administrative Officer; Director

Frank Corella            52   Vice President of Sales and Marketing

Harold J. Macsata        52   Vice President of Finance; Chief Financial Officer; Treasurer

Daniel Bergman           38   Vice President; Director of New York Metro Sales; Director; Secretary

Mark Antebi              43   Vice President; Director of International Sales; Director

Frederick R. Adler       70   Director

Dr. Shlomo Kalish        44   Director

Richard A. Mandell       53   Director

   URI EVAN has been Chairman of the Board of the Company since 1989 and Chief Executive Officer since 1993. Since 1993, Mr. Evan has been Vice Chairman and Chief Executive Officer of American Value Brands Inc., a food marketing company of which he was a co-founder. From 1991 to 1992, he served as Chairman and Chief Executive Officer of I. Rokeach & Sons Inc., a kosher food manufacturing and marketing company. From 1988 to 1990, Mr. Evan was Chairman and Chief Executive Officer of Newrock Development Inc., a real estate development company. From 1969 to 1986, Mr. Evan was President and Chief Executive Officer of Engineering Services Group, a Tel Aviv-based international engineering, printing and publishing conglomerate of which he was a co-founder. From 1970 to 1982, he served as Chairman of Organization and Management Sciences Consultants Ltd., an Israeli management and computer sciences firm of which he was a co-founder.

   JOSEPH S. COHEN was a founder of the Company and has been Vice Chairman of the Board of the Company since 1988. From 1981 to 1988, Mr. Cohen was President of Michael Brooke Accessory, a jewelry accessory company, of which he was the founder. From 1976 to 1981, Mr. Cohen was President and Chief Executive Officer of Pam Lauren, a jewelry retailer, of which he was the founder.

   FRANK VALDEZ has been President of the Company and Chief Operating Officer since April 1995. From 1990 to 1995, Mr. Valdez held various management positions at Reckitt & Colman Inc. in purchasing, manufacturing and project management, including Director of Manufacturing between January 1994 and April 1995. From 1976 to 1990, he held various positions at Johnson & Johnson in manufacturing, distribution, purchasing and project management.

   FREDERICK J. HOROWITZ has been Executive Vice President and Chief Administrative Officer of the Company since June 1995, having served as Managing Director of the Company since January 1995 and a director of the Company since 1989. From 1991 through 1994, Mr. Horowitz was President and Chief Operating Officer of the Company. From 1990 to 1991, he served as Vice President of Operations. From 1988 to 1991, Mr. Horowitz was a Senior Vice President of Newrock Development Inc., a real estate development company. Mr. Horowitz is the son of Dinah Evan, who is married to Uri Evan.

   FRANK CORELLA has been Vice President of Sales and Marketing of the Company since 1991. From 1990 to 1991, he was President and Principal of Paperoni, Inc., a party supply company. From 1988 to 1990, he served as President of US1 Auto Parts. From 1984 to 1988, Mr. Corella served as President of American Discount Auto Parts, a division of Rite Aid. From 1962 to 1984, he held various positions at SupeRx Drugs, a division of Kroger Foods, including Vice President of Marketing.

   HAROLD J. MACSATA has been Vice President of Finance and Chief Financial Officer of the Company since January 1994 and Treasurer since June 1995. From 1987 to 1993, he served as Vice President of Finance and Chief Financial Officer for Roller Bearing Company of America, a roller bearing company. From 1966 to 1987, he served in various management positions at Torrington Company, a roller bearing company.

   DANIEL BERGMAN was a founder of the Company, has been a Vice President of the Company since June 1995 and has been Director of New York Metro Sales, Secretary and a director of the Company since 1988. Between 1987 and 1991, Mr. Bergman was President of Carnegie International Inc., a retail and export electronics company, and between 1984 and 1987, Mr. Bergman was a Vice President of Nikora International Inc., a retail and export electronics company.

   MARK ANTEBI was a founder of the Company, has been a Vice President of the Company since June 1995 and has been Director of International Sales of the Company and a director of the Company since 1988. Between 1987 and 1991, Mr. Antebi was Vice President of Carnegie International Inc., a retail and export electronics company, and between 1985 and 1988, Mr. Antebi was President of Nikora International Inc., a retail and export electronics company.

   FREDERICK R. ADLER has been a director of the Company since 1993. Mr. Adler is Managing Director of Adler & Company, a venture capital management firm he organized in 1968, and a general partner of its related investment funds. Since January 1, 1996, Mr. Adler has been of counsel to the law firm of Fulbright & Jaworski L.L.P. and prior thereto was a senior partner in the firm. Mr. Adler is also Chairman of the Executive Committee and a director of Data General Corporation, a computer company, Chairman of the board of directors of Shells Seafood Restaurants, Inc., a restaurant chain, a director of Global Pharmaceutical Corp., a manufacturer of generic pharmaceuticals, a director of Prime Cellular, Inc., a wireless communications company, and a director of Micro Linear Corporation, an integrated circuit manufacturer, and of various private companies.

   DR. SHLOMO KALISH has been a director of the Company since August 1995. Dr. Kalish has served since September 1990 as the director of the Recanati Wharton Insead York International Marketing Program at the Leon Recanati Graduate School of Management Administration, Tel Aviv University. Dr. Kalish has also served since June 1994 as the managing director of Jerusalem Global Consultants, an Israeli investment banking boutique and strategic consulting firm. Between September 1981 and August 1987 Dr. Kalish was a professor at the Simon School of Business, University of Rochester.

   RICHARD A. MANDELL has been a director of the Company since August 1995. Mr. Mandell has served since January 1996 as Vice President--Private Investments at Clariden Asset Management (New York) Inc., a subsidiary of Clariden Bank, a private Swiss bank. From 1982 to June 1995, he was Managing Director of Investment Banking for Prudential Securities Incorporated. Mr. Mandell is also a director of Sbarro, Inc., a food service company, and Trend-Lines, Inc., a specialty retailer of woodworking tools and accessories and golf equipment and supplies.

   The Board of Directors met four times in 1995 with each director attending each meeting.

BOARD COMMITTEES

   The Board of Directors has an Audit Committee, a Compensation Committee, a Stock Option Committee and a Nominating Committee. The Audit Committee is currently composed of Messrs. Mandell, Kalish and Horowitz. The functions performed by this Committee include recommending to the Board of Directors the engagement of the independent auditors, reviewing the scope of internal controls and reviewing the implementation by management of recommendations made by the independent auditors.

   The Compensation Committee is currently composed of Messrs. Adler, Mandell and Cohen. The functions of this Committee include the review of existing and proposed employment arrangements and making recommendations to the Board of Directors with respect to all forms of remuneration to any officer or director of the Company.

   The Stock Option Committee is currently composed of Messrs. Kalish, Adler and Mandell. The Stock Option Committee is responsible for recommending grants of stock options under the Company's 1995 Stock Option Plan.

   The Nominating Committee is currently composed of Messrs. Evan, Antebi and Adler. The Nominating Committee is responsible for recommending director nominees and Board of Director committee members.

EXECUTIVE AND DIRECTORS' COMPENSATION

   The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the four most highly compensated executive officers of the Company during the fiscal years ended December 31, 1993, 1994 and 1995:

                          SUMMARY COMPENSATION TABLE

                                                                                    SECURITIES
                                                                    OTHER ANNUAL    UNDERLYING
NAME AND PRINCIPAL POSITION       YEAR     SALARY       BONUS       COMPENSATION     OPTIONS
- ------------------------------  ------  ----------  ------------  --------------  ------------
Uri Evan(1) ...................   1995    $118,308     $     --       $21,491             --
Chairman of the Board and         1994      70,000           --            --             --
 Chief Executive Officer          1993      53,000           --            --             --

Frank Valdez ..................   1995     123,904       43,506        30,000         30,000
President and Chief               1994          --           --            --             --
 Operating Officer                1993          --           --            --             --

Frank Corella .................   1995     150,000      273,750(2)     20,000             --
Vice President of Sales and       1994     150,000      190,388(2)     20,000             --
 Marketing                        1993     150,000      130,957(2)     20,000        119,145(3)

Harold J. Macsata .............   1995     121,961       30,144            --         22,500
Vice President of Finance;        1994     118,000           --            --             --
 Chief Financial Officer          1993          --           --            --             --

Daniel Bergman(1) .............   1995      88,538       30,144         7,877             --
Vice President                    1994      65,000           --            --             --
                                  1993      70,463           --            --             --

- ------------
(1) Does not include S corporation distributions. See "Prior S Corporation Status."
(2)    Represents sales commissions.
(3)    At an exercise price of $2.00 per share.

   The following two tables set forth certain information with respect to (i) the number of options granted to named executive officers in fiscal 1995 and
(ii) the aggregate number and value of options exercisable by the named executive officers at December 31, 1995. No named executive officer exercised any options in fiscal 1995. All share and per share amounts have been adjusted to reflect the three-for-two split of the Company's Common Stock.

                     OPTIONS GRANTED IN LAST FISCAL YEAR

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                     NUMBER OF      PERCENT OF                                  ANNUAL RATES OF STOCK
                     SECURITIES    TOTAL OPTIONS                                PRICE APPRECIATION FOR
                     UNDERLYING     GRANTED TO      EXERCISE OR                     OPTION TERM(2)
                      OPTIONS      EMPLOYEES IN     BASE PRICE     EXPIRATION  ----------------------
       NAME           GRANTED     FISCAL YEAR(1)     PER SHARE        DATE          5%         10%
- -----------------  ------------   --------------    -----------     ---------  -----------  ---------

Uri Evan .........         --            --               --             --            --          --
Frank Valdez .....     30,000          21.3%           $9.67         8/7/05      $159,891    $393,818
Frank Corella  ...         --            --               --             --            --          --
Harold J. Macsata      22,500          15.9%            9.67         8/7/05       119,918     295,362
Daniel Bergman  ..         --            --               --             --            --          --

- ------------
(1)    Options vest over three years in installments of 25%, 25% and 50%.
(2) Amounts reported in these columns represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified annually compounded rates of appreciation of the Company's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the time of such exercise and the future performance of the Company's Common Stock.

                   AGGREGATED FISCAL YEAR-END OPTION VALUES

                         NUMBER OF SECURITIES                  VALUE OF
                        UNDERLYING UNEXERCISED         UNEXERCISED IN-THE-MONEY
                      OPTIONS AT FISCAL YEAR END    OPTIONS AT FISCAL YEAR END(1)
                   ------------------------------  ------------------------------
NAME                 EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -----------------  -------------  ---------------  -------------  ---------------
Uri Evan .........         --              --               --               --
Frank Valdez .....         --          30,000               --       $  180,000
Frank Corella  ...     29,786          89,359         $407,175        1,221,538
Harold J. Macsata          --          22,500               --          135,000
Daniel Bergman  ..         --              --               --               --

- ------------
(1) The value for an "in-the-money" option represents the difference between the exercise price of the option and the closing price of the Common Stock on The Nasdaq National Market on December 31, 1995 of $15.67.

EMPLOYMENT AGREEMENTS

   In January 1996, the Company entered into an amended employment agreement with Mr. Evan which, as amended, provides for an annual base salary of $200,000, as well as such bonuses as may be authorized from time to time by the Board of Directors. The agreement expires in June 1999, with automatic extensions of one year unless terminated, and a covenant not to compete for a period of up to twenty-four months following the termination of employment. Mr. Evan has agreed to devote approximately 80% of his working time to the business and affairs of the Company. If the Company terminates the agreement other than for cause, Mr. Evan will be entitled to continue to receive his base salary through the end of the term. The agreement also provides that in the event of a Change of Control (as defined in the agreement) during the term of the agreement or during the 24 months thereafter, Mr. Evan shall receive a payment equal to 2.5% of the increase in the Market Capitalization of the Company (as defined in the agreement) between the 1995 IPO and such Change of Control.

   Messrs. Cohen, Horowitz, Bergman and Antebi have each entered into an employment agreement with the Company that provides for an annual base salary of $125,000, the right to receive 8% of a bonus pool maintained by the Company for its employees based on the Company's operating gross margin (the "OGM Plan") and such other bonuses as may be authorized from time to time by the Board of Directors. See "--Profit Sharing Plan." Each agreement has a term of three years expiring in 1998, with automatic extensions of one year unless terminated, and a covenant not to compete for a period of up to twenty-four months following the termination of employment. Each agreement requires the executive to devote his full time, attention and efforts to the business and affairs of the Company. If the Company terminates the agreement other than for cause, the executive will be entitled to continue to receive his base salary through the end of the term.

   Messrs. Valdez, Corella and Macsata have each entered into an employment agreement with the Company that provides for an annual base salary of $175,000 in the case of Messrs. Valdez and Corella and $125,000 in the case of Mr. Macsata. The agreements with Messrs. Valdez and Macsata are also expected to provide for the payment of such bonuses as may be authorized from time to time by the Board of Directors, as well as the right to receive 12% of the OGM Plan in the case of Mr. Valdez and 8% of the OGM Plan in the case of Mr. Macsata. Under his employment agreement, Mr. Corella is also expected to be able to earn up to $125,000 in bonuses based on the Company's net sales.

PROFIT SHARING PLAN

   The Company has a profit sharing plan based on the amount by which the Company's operating gross margin (the "OGM") exceeds 10% in a given year. OGM is equal to the percentage of gross sales represented by the Company's income from operations plus general and administrative expenses. If the Company's OGM exceeds 10%, a percentage of that excess is placed in a bonus pool. The percentage added to the bonus pool varies between 5% and 22% of OGM in excess of 10%, provided that the total amount available for distribution shall not be calculated based on annual net sales in excess of $200 million. Of the bonus pool, 52% is allocated for distribution to senior executives with Mr. Valdez to receive 12% and Messrs. Macsata, Antebi, Bergman, Cohen and Horowitz each to receive 8%. Of the remainder of the bonus pool, no participant currently can receive a distribution greater than 50% of his or her base salary. Amounts not allocated for distribution under the bonus pool will not be distributed. For 1995, the Company made payments aggregating $231,000 under the plan. No distributions were made under the plan for periods prior to 1995.

STOCK OPTION PLANS

   1995 Stock Option Plan. Effective in August 1995, the Company adopted the USA Detergents, Inc. 1995 Stock Option Plan (the "Plan"), pursuant to which options to acquire an aggregate of 388,935 shares of Common Stock may be granted to key employees and consultants of the Company or any of its subsidiaries. The Plan authorizes the Board to issue incentive stock options ("ISO's"), as defined in Section 422A(b) of the Internal Revenue Code (the "Code"), and stock options that do not conform to the requirements of that Code section ("Non-ISO's"). The exercise price of each ISO may not be less than 100% of the fair market value of the Common Stock at the time of grant, except that in the case of a grant to an employee who owns (within the meaning of Code Section 422A(b)(6)) 10% or more of the outstanding stock of the Company or any subsidiary ("10% Shareholder"), the exercise price shall not be less than 110% of such fair market value. The exercise price of each Non-ISO may not be less than the par value of the Common Stock. Generally, options will vest over a three to five year period and may not be exercised after the tenth anniversary (fifth anniversary in the case of an ISO granted to a 10% Shareholder) of their grant. Options may not be transferred during the lifetime of an optionholder. No stock options may be granted under the Plan after 2005.

   The Plan is administered by the Stock Option Committee. Subject to the provisions of the Plan, such Committee has the authority to determine the individuals to whom the stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, the restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. Payment by optionholders upon exercise of an option may be made (as determined by the Committee) in cash, by promissory note or by shares of Common Stock. It is contemplated that an optionholder will be personally liable on a promissory note used as payment for the exercise of an option.

   Non-Employee Directors' Plan. Effective in August 1995, the Company adopted a Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), pursuant to which options to acquire an aggregate of 75,000 shares of Common Stock may be granted to non-employee directors. The Directors' Plan provides for the automatic grant to each of the Company's non-employee directors of (1) an option to purchase 4,500 shares of Common Stock on the later of the date of such director's initial election or appointment to the Board of Directors or the date of adoption of the Directors' Plan, and (2) an option to purchase 4,500 shares of Common Stock on each annual anniversary of such election or appointment, provided that such individual is on that anniversary date a non-employee director. The options will have an exercise price of 100% of the fair market value of the Common Stock on the date of grant, have a ten-year term and become exercisable in four equal quarterly installments commencing on the date which is three months after the date of the grant thereof, subject to acceleration in the event of a change of control (as defined in the Directors' Plan). The options may be exercised by payment in cash, check or shares of Common Stock.

COMPENSATION OF DIRECTORS

   Each non-employee director of the Company receives (i) an annual fee of $15,000 and (ii) $1,500 per day for each Board of Directors or committee meeting attended, but shall not receive additional pay for attending more than one meeting of the Board of Directors or any committee in one day. In addition, directors who are not employees of the Company are compensated through stock options. See "--Stock Option Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Board of Directors did not maintain a compensation committee prior to the 1995 IPO. Compensation was determined in accordance with a stockholders' agreement which terminated upon the closing of the 1995 IPO. Compensation prescribed by the stockholders' agreement was adopted by the Board of Directors from time to time. Uri Evan, Chief Executive Officer, Chairman of the Board and a principal stockholder of the Company, is also a director, officer and stockholder of American Value Brands, Inc. and Frederick R. Adler, a director and principal stockholder of the Company, is also a director and principal stockholder of American Value Brands, Inc.

                             CERTAIN TRANSACTIONS

   Prior to the 1995 IPO, the Company and all its stockholders were parties to a stockholders' agreement providing for, among other things, the election of directors and officers and a right of first refusal to purchase shares sold by other stockholders. The stockholders' agreement terminated upon the closing of the 1995 IPO.

   Prior to the 1995 IPO, Mr. Adler, Mr. Rachamim Anatian, Mr. Evan, Mrs. Dinah Evan, Mr. Horowitz and Mr. Blair Effron were also parties to a stockholders' agreement with respect to, among other things, voting of their shares for the election of certain directors and prohibiting the Company from issuing additional equity except under certain circumstances. This stockholders' agreement terminated upon the closing of the 1995 IPO.

   Prior to the 1995 IPO, Messrs. Cohen, Antebi, Bergman, Horowitz and Anatian each personally guaranteed the full repayment of the EDA Loan. In August 1995 the Company paid $25,000 to each of the EDA and Banque Nationale de Paris to release these individuals from their personal guarantees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   In December 1992, Messrs. Cohen, Antebi and Bergman loaned an aggregate of $73,500 to the Company for working capital and general corporate purposes. The loan was repaid in full in March 1993.

   In December 1992, the Company borrowed an additional $111,538, in the aggregate, from Messrs. Cohen, Antebi, Bergman, Horowitz and Anatian for working capital and general corporate purposes. A portion of the loan was repaid in April 1993, with the remainder paid in April 1994.

   In June 1994, as security for a loan extended by a bank to Mr. Horowitz, Mr. Horowitz and Mr. and Mrs. Evan pledged all of their shares of Common Stock in the Company to such bank and agreed not to consent to the issuance of additional shares by the Company other than pursuant to a public offering so long as the loan remained outstanding. This loan was repaid with the proceeds of the sale of Common Stock by Mr. Horowitz and Mrs. Evan in the 1995 IPO and, therefore, the pledge was extinguished.

   In June 1994, U.S.A. Products, Inc., a New Jersey corporation, agreed to act as guarantor under the Line of Credit. U.S.A. Products, Inc. is owned by Mr. Horowitz and the wives of Messrs. Antebi, Bergman, Cohen and Anatian.

   In December 1993, the Company granted options to purchase 446,788 shares of Common Stock to each of Mr. Adler and Mr. Evan. The options were exercised in December 1993 by Mr. Adler and Mr. Evan, with the exercise price being paid by Mr. Adler partially in cash and partially in the form of a short-term promissory note, and by Mr. Evan in the form of a short-term promissory note. At the time of his exercise of the option, Mr. Evan transferred to Mr. Horowitz 111,697 shares acquired by Mr. Evan pursuant to the option. The promissory notes were paid in full by June 1994.

   In 1995, Mr. Adler and Mr. Effron were granted rights to "piggyback" on any registration statement filed by the Company, subject to certain restrictions. The registration rights agreement relating to such "piggyback" rights covers all Common Stock held by Messrs. Adler and Effron. Messrs. Adler and Effron have waived such registration rights with respect to this offering.

   In August 1995, the Company loaned Frank Valdez, its President, $130,500 at an interest rate of 3.54%. Such loan was repaid in full by October 1995.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 16, 1996 (except as otherwise noted) by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock,
(ii) each of the Company's directors, (iii) each of the persons named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, subject to community property laws where applicable.

                                              SHARES OF COMMON STOCK
             NAME AND ADDRESS(1)              BENEFICIALLY OWNED (2)
- -------------------------------------------  ----------------------
                                                NUMBER      PERCENT
                                             -----------  ---------
Uri Evan (3) ...............................     984,505      7.19%
Dinah Evan (3) .............................     984,505      7.19
Frederick J. Horowitz (4) ..................   1,181,746      8.63
Joseph S. Cohen (5) ........................     900,003      6.57
Daniel Bergman (6) .........................     900,003      6.57
Mark Antebi (7) ............................     900,003      6.57
Frederick R. Adler
 1520 South Ocean Boulevard
 Palm Beach, Florida 33480 .................   1,750,683     12.79
Dr. Shlomo Kalish (8) ......................       3,375       *
Richard A. Mandell (9) .....................       7,875       *
Rachamim Anatian ...........................     863,802       6.3
Frank Valdez ...............................      18,500       *
Harold J. Macsata ..........................      16,450       *
Frank Corella (10) .........................      32,286       *
All directors and executive officers
 as a group (11 persons)
 (3)(4)(5)(6)(7)(11) .......................   6,335,429     46.15%

- ------------

 *     Indicates less than one percent.

 (1) Except as otherwise noted, the address of the named stockholder is c/o USA Detergents, Inc., 1735 Jersey Avenue, North Brunswick, New Jersey 08902.

 (2) Percentages of outstanding Common Stock are based upon 13,692,372 shares of Common Stock outstanding after the offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities.

 (3) Amounts reflected for Uri Evan and Dinah Evan, who are married to one another, include (i) 536,430 shares held by Dinah Evan and a grantor retained annuity trust of which Mrs. Evan is the grantor, (ii) 369,630 shares held by Uri Evan and (iii) 285,945 shares of Common Stock held by a trust for the benefit of a child of Mr. Evan. Mr. and Mrs. Evan may each be deemed to beneficially own the shares of Common Stock held by the other and the shares of Common Stock held by each trust. Each of Mr. and Mrs. Evan disclaims beneficial ownership of all shares other than those held in his or her name.

 (4) Includes 360,000 shares of Common Stock held by the grantor retained annuity trust of which Dinah Evan is the grantor and Mr. Horowitz is the remainderman and a trustee. See footnote (3) above.

 (5) Amounts reflected include 238,290 shares of Common Stock held by the children of Mr. Cohen. Mr. Cohen disclaims beneficial ownership of all shares other than those held in his name.

 (6) Amount reflects 661,713 shares of Common Stock held by the Bergman Family Limited Partnership, a Nevada limited partnership of which Mr. Bergman is the general partner, and 238,290 shares of Common Stock held by the children of Mr. Bergman. Mr. Bergman disclaims beneficial ownership of all shares other than those held in his name.

 (7) Amounts reflected include 211,813 shares of Common Stock held by the children of Mr. Antebi. Mr. Antebi disclaims beneficial ownership of all shares other than those held in his name.

 (8)   Represents shares of Common Stock subject to options.

 (9) Amounts reflected include 3,375 shares of Common Stock subject to options.

(10) Amounts reflected include 29,786 shares of Common Stock subject to options.

(11) Amounts reflected include 36,536 shares of Common Stock subject to options.

                         DESCRIPTION OF CAPITAL STOCK

   The Company's authorized capital stock consists of 31,000,000 shares, consisting of 30,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, no par value.

   On May 16, 1996, there were 13,392,372 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

   In August 1995, the Company was reincorporated under the laws of the State of Delaware. In addition, in connection with such reincorporation, each outstanding share of common stock of the predecessor corporation was converted into approximately 88,167 shares of Common Stock of the Company. On January 18, 1996, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend to holders of record of the Company's Common Stock at the close of business on January 30, 1996 and paid on February 9, 1996.

   The following descriptions of the share capital of the Company and the material provisions of the Company's Certificate of Incorporation and By-Laws are summaries and are qualified in their entirety by reference to the Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

   Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights and, as a result, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. In that event, the holders of the remaining shares will not be able to elect any directors. Subject to the rights and preferences of any Preferred Stock which may be issued, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

   Pursuant to the Certificate of Incorporation, the Company is authorized to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium to the prevailing market price or otherwise adversely affect the market price of the Common Stock.

DELAWARE ANTI-TAKEOVER LAW

   Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3 % of the voting stock which the interested stockholder did not own. The three year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. The Delaware anti-takeover law could have the effect of delaying, deferring or preventing a change in control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

   The Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Company's Certificate of Incorporation and By-laws also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its current directors and executive officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. The Company believes that these contractual agreements and the provisions in its Certificate of Incorporation and By-laws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, the Company will have 13,692,372 shares of Common Stock outstanding. Of those shares, 6,452,500 shares will be freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Securities Act, and an additional 7,239,872 shares of Common Stock may be sold in the public market, subject to the limitations contained in Rule 144 under the Securities Act. Shares of Common Stock held by certain stockholders of the Company are subject to registration rights. See "Certain Transactions."

   In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least two years, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer.

                             PLAN OF DISTRIBUTION

   The Company expects to offer the shares of Common Stock offered hereby to one or more institutional or other investors in transactions on The Nasdaq National Market, in private transactions or otherwise, at negotiated prices and terms. Accordingly, sales prices and proceeds to the Company will depend upon market fluctuations and the manner of sale.

   If the shares of Common Stock are sold through brokers, the Company expects to pay customary brokerage commissions or charges, in an amount to be negotiated from time to time. The Company does not currently have an agreement with any particular broker with respect to the price at which the Common Stock will be sold or with respect to any commissions to be charged.

                                LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York. Frederick R. Adler, who is of counsel to the firm, is a director of the Company and owns 1,750,683 shares of its Common Stock and other attorneys in the firm own 6,382 shares of its Common Stock.

                                   EXPERTS

   The financial statements of the Company, as of December 31, 1994 and 1995 and for each of the years then ended, appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The financial statements of the Company for the year ended December 31, 1993, appearing in this Prospectus and Registration Statement have been audited by Goldstein Golub Kessler & Company, P.C., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            CHANGE OF ACCOUNTANTS

   The Company engaged Deloitte & Touche LLP as the Company's independent auditors to report on the Company's financial statements commencing with the year ended December 31, 1994. Goldstein Golub Kessler & Company, P.C. acted as the Company's independent auditors with regard to the fiscal year ended December 31, 1993. The report on the financial statements for such year did not contain an adverse opinion or disclaimer of opinion, or a modification as to uncertainty, audit scope, or accounting principles. The decision to change accountants was approved by the Company's Board of Directors. There were no disagreements with Goldstein Golub Kessler & Company, P.C., resolved or unresolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Goldstein Golub Kessler & Company, P.C.'s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq Stock Market, and such reports, proxy statements and certain other information can also be inspected at the office of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

   The Company has filed with the Commission a Registration Statement on Form S-1 relating to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison, Suite 1400, Chicago, Illinois 60661.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE

                                                                        --------

Independent Auditors' Reports ......................................... F-2

Consolidated Balance Sheets at December 31, 1994 and 1995  ............ F-4

Consolidated Statements of Income for the years ended
 December 31, 1993, 1994 and 1995 ..................................... F-5

Consolidated Statements of Cash Flows for the years ended
 December 31, 1993, 1994 and 1995 ..................................... F-6

Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1993, 1994 and 1995 ..................................... F-7

Notes to Consolidated Financial Statements for the years ended
 December 31, 1993, 1994 and 1995 ..................................... F-8

Balance Sheets at March 31, 1995 and 1996 (unaudited) ................. F-16

Statements of Income for the three months ended
 March 31, 1995 and 1996 (unaudited) .................................. F-17

Statements of Cash Flows for the three months ended
 March 31, 1995 and 1996 (unaudited) .................................. F-18

Notes to Financial Statements for the three months ended
 March 31, 1995 and 1996 (unaudited) .................................. F-19

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of USA Detergents, Inc.:

   We have audited the accompanying consolidated balance sheets of USA Detergents, Inc. and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of USA Detergents, Inc. and subsidiary at December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
February 9, 1996

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
USA Detergents, Inc.

   We have audited the accompanying balance sheet of USA Detergents, Inc. as of December 31, 1993 and the related statements of income, stockholders' equity, and cash flows for the year ended December 31, 1993. (The balance sheet is not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Detergents, Inc. as of December 31, 1993 and the results of its operations and its cash flows for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
New York, New York
February 21, 1994

                      USA DETERGENTS, INC. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1994 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                    ASSETS

                                                                             1994       1995
                                                                          ---------  ---------
Current assets:
 Cash ...................................................................   $     77   $    61
 Accounts receivable, net of allowance for doubtful accounts of
  $84 and $276 respectively .............................................     6,664     15,278
 Inventories ............................................................     7,899      8,448
 Prepaid expenses and other current assets ..............................     1,696      2,989
 Deferred income taxes receivable .......................................        --        630
                                                                          ---------  ---------
   Total current assets .................................................    16,336     27,406
Property and equipment -- net ...........................................     7,561     10,404
Restricted funds ........................................................       275        275
Other assets ............................................................       277        255
Note receivable .........................................................        --      2,250
                                                                          ---------  ---------
Total assets ............................................................   $24,449    $40,590
                                                                          =========  =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable .......................................................   $ 3,866    $ 4,830
 Accrued expenses .......................................................     3,399      3,942
 Current portion of revolving credit line ...............................     3,500      6,983
 Current portion of long-term debt ......................................       305        305
 Current portion of capitalized lease obligations .......................        55         32
 Income taxes payable ...................................................        57        182
                                                                          ---------  ---------
   Total current liabilities ............................................    11,182     16,274
Long-term portion of revolving credit line ..............................     4,000         --
Long-term debt -- net of current portion ................................     2,111      1,806
Capital lease obligations -- net of current portion .....................        69         24
Deferred rent payable ...................................................     1,207      1,204
Deferred income taxes payable ...........................................        --        990
                                                                          ---------  ---------
   Total liabilities ....................................................    18,569     20,298
Commitments and Contingencies
Stockholders' equity:
 Preferred Stock -- no par value; authorized 1,000,000 shares, none
 issued .................................................................        --         --
 Common stock -- $.01 par value; authorized 30,000,000 shares, issued
 and  outstanding 7,943,000 and 13,392,390 shares, respectively  ........        79        134
 Additional paid-in capital .............................................     2,836     15,499
 Retained earnings ......................................................     2,965      4,659
                                                                          ---------  ---------
   Total stockholders' equity ...........................................     5,880     20,292
                                                                          ---------  ---------
Total liabilities and stockholders' equity ..............................   $24,449    $40,590
                                                                          =========  =========

               See Notes to Consolidated Financial Statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                  1993       1994        1995
                                               ---------  ---------  ----------
Net sales ....................................   $46,939    $68,663    $104,878
Cost of goods sold ...........................    36,896     51,588      72,921
                                               ---------  ---------  ----------
Gross profit .................................    10,043     17,075      31,957
                                               ---------  ---------  ----------
Selling, general and administrative  .........     8,445     12,182      22,232
Non-recurring expenses .......................       893         --          --
                                               ---------  ---------  ----------
                                                   9,338     12,182      22,232
                                               ---------  ---------  ----------
Income from operations .......................       705      4,893       9,725
Other (income) expense
 Interest expense ............................       395        546         616
 Interest income .............................       (12)        (3)        (72)
                                               ---------  ---------  ----------
                                                     383        543         544
                                               ---------  ---------  ----------
Earnings before income taxes .................       322      4,350       9,181
Income tax provision .........................        22         83       2,156
                                               ---------  ---------  ----------
Net income ...................................   $   300    $  4,267   $  7,025
                                               =========  =========  ==========
Pro Forma Income Statement Data:
 Earnings before income tax, as reported  ....   $   322    $ 4,350    $  9,181
 Pro forma income tax provision ..............       149      1,689       3,756
                                               ---------  ---------  ----------
 Pro forma net income ........................   $   173    $ 2,661    $  5,425
                                               =========  =========  ==========
 Pro forma net income per share ..............   $   .02    $   .22    $    .43
                                               =========  =========  ==========
 Weighted average number of shares
  outstanding used in the pro forma per share
  calculation ................................    11,915     11,915      12,494
                                               =========  =========  ==========

               See Notes to Consolidated Financial Statements.

                      USA DETERGENTS, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                (IN THOUSANDS)

                                                          1993       1994       1995
                                                       ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ..........................................   $   300    $ 4,267    $ 7,025
 Adjustments to reconcile net income to net cash
  flows from operating activities:
 Depreciation and amortization .......................       398        762      1,006
 Loss on disposal of equipment .......................        59         --         --
 Change in the provision for bad debts and sales
  allowances .........................................        (6)       157        192
 Increase/(decrease) in deferred rent ................      (398)       416         (3)
Changes in operating assets and liabilities:
 Increase in accounts receivable .....................    (1,963)      (384)    (8,806)
 Increase in inventories .............................    (3,333)    (2,346)      (549)
 (Increase)/decrease in prepaid expenses and other
  current assets .....................................        81     (1,250)    (1,293)
 Increase in security deposits .......................       (11)        --         (1)
 Increase in other assets ............................      (172)       (34)        23
 Increase/(decrease) in accounts payable .............     2,795     (2,962)       966
 Increase/(decrease) in accrued expenses .............     1,087      2,158        543
 Decrease in restricted funds ........................        --        141         --
 Increase in deferred income taxes receivable  .......        --         --       (630)
 Increase in deferred income taxes payable  ..........        --         --        990
 Increase in income taxes payable ....................        20         38        125
                                                       ---------  ---------  ---------
 Net cash provided by (used in) operating activities:     (1,143)       963       (412)
                                                       ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of property and equipment  .......        21         --         --
 Purchase of property and equipment ..................    (4,627)    (1,651)    (3,851)
 Increase in note receivable .........................        --         --     (2,250)
                                                       ---------  ---------  ---------
 Net cash used in investing activities: ..............    (4,606)    (1,651)    (6,101)
                                                       ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Stockholder distributions ...........................        --     (1,612)    (5,331)
 Repayment of stockholders loans .....................      (104)       (82)        --
 Proceeds from common stock subscription .............       500      1,375         --
 Proceeds from long-term debt ........................     3,062         --         --
 Repayment of long-term debt .........................        --       (334)      (305)
 Proceeds from initial public offering ...............        --         --     12,718
 Increase (decrease) in revolving credit line, net  ..     2,299      1,394       (517)
 Capitalized lease repayments ........................       (17)       (22)       (68)
                                                       ---------  ---------  ---------
 Net cash provided by financing activities  ..........     5,740        719      6,497
                                                       ---------  ---------  ---------
Net increase (decrease) in cash ......................        (9)        31        (16)
Cash, January 1, .....................................        55         46         77
                                                       ---------  ---------  ---------
Cash, December 31, ...................................   $     46   $     77   $    61
                                                       =========  =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
   Interest ..........................................   $   363    $    520   $   539
   Income taxes ......................................   $      3   $     45   $ 1,671

        See Notes to Consolidated Financial Statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                PREFERRED STOCK         COMMON STOCK
                                SHARES    AMOUNT      SHARES      AMOUNT
                              --------  --------  ------------  --------
BALANCE, January 1, 1993  ...              $         7,347,282     $ 73
 Net income .................
 Common stock subscriptions       --        --         595,718        6
                              --------  --------  ------------  --------
BALANCE, December 31, 1993  .                        7,943,000       79
 Net income .................
 Stockholder distributions  .
 Collection of common stock
  subscription receivable  ..
                              --------  --------  ------------  --------
BALANCE, December 31, 1994  .     --        --       7,943,000       79
 Net income .................
 Stockholder distributions  .
 Proceeds from initial
  public offering ...........                          985,260       10
Three-for-two stock split  ..     --        --       4,464,130       45
                              --------  --------  ------------  --------
BALANCE, December 31, 1995  .     --       $--      13,392,390     $134
                              ========  ========  ============  ========


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                ADDITIONAL                               STOCK            TOTAL
                                 PAID-IN      RETAINED               SUBSCRIPTIONS    STOCKHOLDERS'
                                 CAPITAL      EARNINGS     TOTAL      RECEIVABLE         EQUITY
                              ------------  ----------  ---------  ---------------  ---------------
BALANCE, January 1, 1993  ...    $   967      $    10     $ 1,050       $                $ 1,050
 Net income .................                     300         300                            300
 Common stock subscriptions        1,869                    1,875        (1,375)             500
                              ------------  ----------  ---------  ---------------  ---------------
BALANCE, December 31, 1993  .      2,836          310       3,225        (1,375)           1,850
 Net income .................                   4,267       4,267                          4,267
 Stockholder distributions  .                  (1,612)     (1,612)                        (1,612)
 Collection of common stock
  subscription receivable  ..                                             1,375            1,375
                              ------------  ----------  ---------  ---------------  ---------------
BALANCE, December 31, 1994  .      2,836        2,965       5,880            --            5,880
 Net income .................                   7,025       7,025                          7,025
 Stockholder distributions  .                  (5,331)     (5,331)                        (5,331)
 Proceeds from initial
  public offering ...........     12,708                   12,718                         12,718
Three-for-two stock split  ..        (45)          --          --            --               --
                              ------------  ----------  ---------  ---------------  ---------------
BALANCE, December 31, 1995  .    $15,499      $ 4,659     $20,292       $    --          $20,292
                              ============  ==========  =========  ===============  ===============


               See Notes to Consolidated Financial Statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   USA Detergents, Inc. (the "Company") manufactures and markets nationally distributed value brand laundry and household cleaning products.

   Basis of Presentation--The accompanying Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

   Organization, Recapitalization and Initial Public Offering -- The Company was organized in New Jersey and commenced operations effective October 25, 1988. On August 2, 1995, the Company was reincorporated in Delaware. In connection with the reincorporation, the Company became authorized to issue up to 30,000,000 shares of Common Stock, $.01 par value per share, and up to 1,000,000 shares of Preferred Stock, no par value. As part of the reincorporation each share of the predecessor corporation's common stock was converted into 88,167 shares of Common Stock of the Company. All applicable share data have been retroactively adjusted to reflect the reincorporation and share conversion.

   On January 18, 1996, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend to holders of record of the Company's Common Stock at the close of business on January 30, 1996 and paid February 9, 1996. Shares outstanding and per share amounts have been retroactively adjusted to reflect the three-for-two stock split.

   In August 1995, the Company completed an initial public offering of 3,622,500 shares of Common Stock, including 1,477,890 shares of Common Stock sold by it which provided net proceeds of approximately $12,718,000.

   Inventories -- Inventories are stated at the lower of cost, determined by using the first-in, first-out and average methods, or market. The Company periodically reviews inventory for slow moving or obsolete items. Such items are written down to net realizable value and have not been material for any period presented.

   Slotting fees -- The Company incurs certain costs in connection with placing its products. These costs are known in the trade as "slotting fees." The Company is amortizing these fees over a one year period from the date incurred. Deferred slotting fees are included in prepaid expenses and other current assets.

   Long-Lived Assets -- In March 1995, the Financial Accounting Standards Board issued Statement Number 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement is effective for fiscal years beginning after December 15, 1995. The Company does not expect the effect on its consolidated financial condition from the adoption of this statement to be material.

   Depreciation and Amortization -- Depreciation of property and equipment is provided for by using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided for by the straight-line method over the lease term.

   Trademark and Deferred Loan Costs -- Other assets include trademark costs, which are being amortized using the straight-line method over a period of 10 years, and loan closing costs, which are being amortized over the life of the loan.

   Income Taxes -- Prior to August 9, 1995 (two days prior to the completion of the Company's initial public offering), the Company elected to be treated as an S corporation ("S corporation") under the applicable sections of the Internal Revenue Code. Accordingly, during the "S Corporation Period" there was no provision for federal income taxes as such earnings of the Company flowed through directly to the stockholders. The Company is subject to state and local taxes in certain states.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
    Deferred taxes on income are provided to reflect the tax effect of temporary differences between financial statement income and taxable income. The principal items giving rise to deferred taxes are the use of accelerated depreciation methods for tax purposes, straight-lining of step rental increases and differences in the timing of the deductibility of certain expenses between income tax and financial reporting.

   As of January 1, 1993, the Company has adopted Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes" ("SFAS 109").

   Fair Value of Financial Instruments -- For financial instruments including cash, accounts receivable and payable and accruals, it was assumed that the carrying amount approximated fair value because of their short maturity. The carrying amount of long-term debt, which bears interest at floating rates, also approximates fair value. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

   Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition -- Revenue is recognized at the time the merchandise is shipped.

   Stock Options and Warrants -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption of its disclosure provisions for fiscal years beginning after December 15, 1995 and adoption of the measurement and recognition provisions for non-employee transactions for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

   Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and pro forma earnings per share as if the Company had applied the new method of accounting. The new standard also requires increased disclosure for stock-based compensation arrangements regardless of the method chosen to measure and recognize compensation for employee stock-based arrangements.

   The accounting requirements of the new method are effective for all transactions entered into during the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change.

   Pro forma Earnings Per Share and Pro forma Information -- Pro forma earnings per share are computed by dividing pro forma net income by the weighted average number of shares outstanding. The dilutive effect of stock options have not been included as the impact is not material. Shares outstanding have been retroactively adjusted for the recapitalization.

   Pro forma net income has been adjusted to reflect a tax provision which reflects the actual taxes that would have been paid had the Company been a C corporation for all of 1995.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

 2. INVENTORIES

   Inventories consist of the following:

                                    DECEMBER 31,
                                ------------------
                                   1994      1995
                                --------  --------
                                   (IN THOUSANDS)
Raw material ..................   $5,200    $3,816
Finished goods ................    2,699     4,632
                                --------  --------
                                  $7,899    $8,448
                                ========  ========

3. PROPERTY AND EQUIPMENT

   Property and equipment, at cost, consists of the following:

                                       DECEMBER 31,        ESTIMATED
                                   ------------------    USEFUL LIFE/
                                      1994      1995    RECOVERY PERIOD
                                   --------  --------  ---------------
                                      (IN THOUSANDS)
Machinery and equipment ..........   $5,682    $7,672  6 to 20 years
Furniture and fixtures ...........      950     1,382  5 to 7 years
Leasehold improvements ...........    2,310     2,563  Term of lease
Construction in progress .........      247     1,423
                                   --------  --------
                                      9,189    13,040
Less accumulated depreciation and
 amortization ....................    1,628     2,636
                                   --------  --------
                                     $7,561   $10,404
                                   ========  ========

4. REVOLVING CREDIT LINE

   The Company has amended its credit facility with a bank, effective August 15, 1995 (the date of the last amendment). The agreement, which expires November 1, 1996 provides for a revolving credit line not to exceed the lesser of $15,000,000 or the borrowing base, as defined. Interest on the outstanding balance is payable at LIBOR plus 1.75% per annum (7.375% at December 31, 1995) on the first $5,000,000 of borrowings (at the option of the borrower) and at the prime rate of the lender on the balance (8.5% at December 31, 1995).

   The agreement contains, among other items, restrictions relating to incurrence of additional indebtedness and the payment of dividends. Additionally, the Company is required to maintain certain minimum financial ratios.

   Borrowings under this agreement are collateralized by substantially all of the assets of the Company.

5. LONG-TERM DEBT

   During 1993, the Company received a loan of $2,750,000 from the New Jersey Economic Development Authority. Proceeds from this loan are to be used solely for machinery and equipment and improvements to the Company's manufacturing facility in North Brunswick, New Jersey. As of December 31, 1995, the Company had used $2,474,775 for machinery and equipment and improvements. From the remaining $275,225, classified as restricted funds, $275,000 must remain restricted through the duration of the loan. The loan is payable in monthly installments of $25,416 from January 1, 1995 through November 1, 2001 and $25,833 from December 1, 2001 through November 1, 2002. Interest on the loan is payable at a variable rate (5.15% at December 31, 1995).

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

5. LONG-TERM DEBT  (Continued)
    The agreement contains, among other items, restrictions relating to the payment of dividends.

   The loan is collateralized by all assets purchased with the proceeds of the loan.

6. CAPITALIZED LEASE OBLIGATIONS

   The Company has acquired equipment under leases that have been accounted for as capital leases.

   Aggregate future minimum lease payments are as follows:

               YEAR ENDING
              DECEMBER 31,                (IN THOUSANDS)
- ---------------------------------------
1996 ...................................       $49
1997 ...................................        25
1998 ...................................         6
                                         --------------
                                                80
Less amount representing interest  .....        24
                                         --------------
Present value of minimum lease payments         56
Current portion ........................        32
                                         --------------
Long-term portion ......................       $24
                                         ==============

   During the years ended December 31, 1993, 1994 and 1995, the Company acquired equipment under capital leases amounting to $24,323, $95,613 and $0, respectively.

7. COMMITMENTS AND CONTINGENCIES

 Note Receivable

   In December 1995, the Company loaned approximately $2.3 million to an unaffiliated third party in connection with such third party's acquisition of a powder detergent manufacturing facility. Amounts outstanding under such loan bear interest at 10.0% per annum and are payable on demand. The loan is secured exclusively by the stock and assets of the borrower. The Company has an option to purchase the manufacturing facility for the amount of the loan. Pursuant to certain related agreements, the Company maintains manufacturing control of the facility and has the right to purchase all of the facility's output. Under the Company's supply and management agreements, the Company, by its purchases of products, funds operations of the supplier's facility.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES  (Continued)
  Leases

   The Company is committed under various operating leases which expire at varying dates through the year 2004. Aggregate minimum future lease payments, exclusive of payments for real estate taxes and operating costs, are as follows:

  YEAR ENDING
 DECEMBER 31,    (IN THOUSANDS)
- --------------
1996 ..........     $ 4,485
1997 ..........       2,122
1998 ..........       2,094
1999 ..........       1,690
2000 ..........       1,649
Thereafter ....       3,519
                --------------
                    $15,559
                ==============

   Rent expense charged to operations amounted to $678,442, $1,099,177 and $1,043,418 for the years ended December 31, 1993, 1994 and 1995, respectively, including real estate taxes and operating escalations.

   Rent expense recognized annually differs from actual rent paid as a result of free rent periods and escalations in base rent provided in the leases. Accordingly, the Company has recorded deferred rent of $1,204,240 at December 31, 1995. This amount is being amortized by the straight-line method over the life of the lease.

 Servicing Agreement

   The Company entered into an exclusive use agreement with a vendor whereby the vendor has committed the use of certain machines for the production of packaging materials for the Company. The monthly payment is $738,000, subject to maximum annual increases of 2%, through January 31, 2001, which will be applied against the purchase price of the packaging materials.

 Profit Sharing Plan

   The Company has a profit sharing plan based on the amount by which the Company's operating gross margin (the "OGM"), as defined, exceeds ten percent. If the Company's OGM exceeds ten percent, a percentage of that excess is placed in a bonus pool based on a predetermined formula provided that the total amount available for distribution shall not be based on annual gross sales in excess of $200 million. Fifty-two percent of the bonus pool is allocated for distribution to senior executives. Of the remainder of the bonus pool, no participant can currently receive a distribution greater than 50% of his or her base salary. Amounts not allocated for distribution under the bonus pool will not be distributed. The Company did not make payments through December 31, 1994, under the plan as amounts have been immaterial and waived. For the year ended December 31, 1995, approximately $231,000 will be distributed under the plan.

 Officer Loan

   In August, 1995, the Company made a short-term advance to its President in the amount of $130,500. Such amount was fully repaid by October 1995.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES  (Continued)
  Employment Agreements

   The Company is obligated under various employment agreements expiring in 1999. The minimum future annual amounts payable under these agreements are as follows:

          (IN THOUSANDS)
1996 ...      $1,175
1997 ...       1,175
1998 ...       1,175
1999 ...         200
         --------------
              $3,725
         ==============

 Environmental Regulation

   The Company is subject to various federal, state and local environmental laws and regulations, including those relating to wastewater discharge, air quality and the storage, handling and disposal of a variety of substances. Some of the chemicals used by the Company and stored at its manufacturing facility are materials regulated by federal or state environmental protection agencies. The Company maintains $6,000,000 of insurance coverage for environmental liabilities.

8. INCOME TAXES

   Components of income taxes are as follows:

                        YEAR ENDED DECEMBER 31,
                   --------------------------------
                     1993        1994         1995
                   ------  --------------  --------
                            (IN THOUSANDS)
Current:
 Federal .........   $--         $--         $1,403
 State and local      22          83            393
Deferred .........    --          --            360
                   ------  --------------  --------
                     $22         $83         $2,156
                   ======  ==============  ========

   Temporary differences which give rise to net deferred tax liabilities are as follows:

                                             DECEMBER 31, 1995
                                            -----------------
                                              (IN THOUSANDS)
Deferred tax liabilities
 Depreciation .............................        $990
                                            -----------------
Deferred tax assets
 Straight-lining of step rental increases           466
 Allowance for bad debts ..................         107
 Inventory capitalization .................          37
 Miscellaneous ............................          20
                                            -----------------
                                                    630
                                            -----------------
Net deferred tax liabilities ..............        $360
                                            =================

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

                         8. INCOME TAXES  (Continued)
    A reconciliation of income taxes at the Federal statutory rate to amounts provided is as follows:

                                                        YEAR ENDED
                                                     DECEMBER 31, 1995
                                                    -----------------
                                                      (IN THOUSANDS)
Tax provision computed at statutory rate  .........       $ 3,122
State and local income taxes ......................           264
Non taxable earnings during period prior to
 conversion to C corporation status ...............        (1,522)
Recognition of deferred taxes upon conversion to C
 corporation status ...............................           227
Other--net ........................................            65
                                                    -----------------
                                                          $ 2,156
                                                    =================

   Prior to August 10, 1995, the Company was taxed as an S corporation. Accordingly, no reconciliation for 1994 and 1993 has been provided as taxes on earnings of the Company were the responsibility of the stockholders.

9. SIGNIFICANT CUSTOMERS AND SUPPLIERS

   The Company's five largest customers in the aggregate accounted for 32.7%, 27.9% and 29.2%, including Wal-Mart which accounted for 1.2%, 10.0% and 17.2% of sales, respectively, in 1993, 1994 and 1995. No other customer of the Company accounted for more than 10.0% of the Company's net sales. As is customary in the industry, the Company does not have long-term contracts with its customers.

   Certain chemical plastic bottles, packaging materials and manufacturing equipment used in connection with the manufacture of the Company's products as well as certain finished products sold by the Company are obtained from a sole or a limited group of suppliers and subcontractors. The Company's reliance on a sole supplier or limited groups of suppliers and subcontractors involves several risks, including increased risk of inability to obtain adequate supplies, and reduced control over pricing and timely delivery. Although the timeliness, quality and pricing of deliveries from the Company's suppliers have been acceptable to date and the Company believes that additional sources of supply are generally available, there can be no assurance that supplies will be available on an acceptable basis or that delays in obtaining new suppliers, particularly of plastic bottles, will not have an adverse effect on the Company.

10. NON-RECURRING EXPENSES

 Relocation Expenses

   During the year ended December 31, 1993, the Company relocated its operations to a new facility. The Company continued to incur expenses on its old plant, including rent and real estate taxes, from the date of relocation through the expiration date of the lease on that facility. These expenses amounted to approximately $474,000.

 Theft Loss

   During the year ended December 31, 1993, the Company suffered a loss of $419,000, due to a systematic theft of inventory involving several outside shippers. The Company is in the process of attempting to recover a portion of this amount from its insurance company. No estimated recovery has been recorded in the financial statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 (CONTINUED)

11. STOCK OPTIONS

   1995 Stock Option Plan. Effective in August 1995, the Company adopted the USA Detergents, Inc. 1995 Stock Option Plan (the "Plan"), pursuant to which options to acquire an aggregate of 388,935 shares of Common Stock may be granted to key employees and consultants of the Company or any of its subsidiaries. The Plan authorizes the Board to issue incentive stock options ("ISO's"), as defined in Section 422A(b) of the Internal Revenue Code (the "Code"), and stock options that do not conform to the requirements of that Code section ("Non-ISO's"). The exercise price of each ISO may not be less than 100% of the fair market value of the Common Stock at the time of grant, except that in the case of a grant to an employee who owns 10% or more of the outstanding stock of the Company or any subsidiary ("10% Shareholder"), the exercise price shall not be less than 110% of such fair market value. The exercise price of each Non-ISO may not be less than the par value of the Common Stock. Generally, options will vest over a three to five year period and may not be exercised after the tenth anniversary (fifth anniversary in the case of an ISO granted to a 10% Shareholder) of their grant. Options may not be transferred during the lifetime of an optionholder. No stock options may be granted under the Plan after 2005.

   Non-Employee Directors' Plan. Effective in August 1995, the Company adopted a Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), pursuant to which options to acquire an aggregate of 75,000 shares of Common Stock may be granted to non-employee directors. The Directors' Plan provides for the automatic grant to each of the Company's non-employee directors of (1) an option to purchase 4,500 shares of Common Stock on the later of the date of such director's initial election or appointment to the Board of Directors or the date of adoption of the Directors' Plan, and (2) an option to purchase 4,500 shares of Common Stock on each annual anniversary of such election or appointment, provided that such individual is on that anniversary date a non-employee director. The options will have an exercise price of 100% of the fair market value of the Common Stock on the date of grant, have a ten-year term and become exercisable in four equal quarterly installments commencing on the date which is three months after the date of the grant thereof, subject to acceleration in the event of a change of control (as defined in the Directors' Plan). The options may be exercised by payment in cash, check or shares of Common Stock.

   Activity in these Plans since inception is as follows:

                                          NUMBER OF        EXERCISE PRICE
                                           OPTIONS             RANGE
                                        ------------  ----------------------
Granted in 1995 .......................    141,150      $9.67  -      $12.67
Canceled ..............................     (7,500)     $9.67  -      $12.67
                                        ------------
Options outstanding, December 31, 1995     133,650      $9.67  -      $12.67
                                        ============  =======  ===  ========

   As of December 31, 1995 there were 330,285 options available for future grant under the Plans and none of the options granted were exercisable.

   In December 1993, the Company granted an option to an executive covering 119,145 shares of common stock exercisable in four annual installments beginning December 31, 1995. Such option is exercisable at $2.00 per share.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                                BALANCE SHEETS
                           MARCH 31, 1995 AND 1996
                      (IN THOUSANDS, EXCEPT SHARE DATA)
                                 (UNAUDITED)

                                    ASSETS

                                                                       1995       1996
                                                                    ---------  ---------
Current assets:
 Cash .............................................................   $    78    $   313
 Accounts receivable, net of allowance for doubtful accounts of
  $80 and $386, respectively ......................................     9,611     18,174
 Inventories ......................................................     7,334     13,850
 Prepaid expenses and other current assets ........................     1,939      4,612
 Deferred taxes ...................................................        --        709
                                                                    ---------  ---------
   Total current assets ...........................................    18,962     37,658
Property and equipment -- net .....................................     7,618     12,097
Restricted funds ..................................................       275        275
Other assets ......................................................       270        320
Note receivable ...................................................        --      2,250
                                                                    ---------  ---------
Total assets ......................................................   $27,125    $52,600
                                                                    =========  =========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilties:
 Accounts payable .................................................   $ 5,897    $ 8,729
 Accrued expenses .................................................     2,845      5,736
 Revolving credit line ............................................     3,778     10,001
 Current portion of long-term debt ................................       305        305
 Current portion of capitalized lease obligations .................        51         28
 Income tax payable ...............................................        85      1,351
                                                                    ---------  ---------
   Total current liabilities ......................................    12,961     26,150
Long-term debt -- net of current portion ..........................     2,021      1,729
Capital lease obligations -- net of current portion ...............        63         10
Deferred rent payable .............................................     1,232      1,285
Deferred taxes ....................................................        --      1,046
                                                                    ---------  ---------
   Total liabilities ..............................................    20,277     30,220
                                                                    ---------  ---------
Stockholders' equity:
 Preferred stock -- no par value; authorized 1,000,000 shares,
  none issued .....................................................        --         --
 Common stock -- $.01 par value; authorized 30,000,000 shares, issued and outstanding 11,914,500 shares and 13,392,372 shares,
  respectively ....................................................       119        134
 Additional paid-in capital .......................................     2,796     15,499
 Retained earnings ................................................     3,933      6,747
                                                                    ---------  ---------
   Total stockholders' equity .....................................     6,848     22,380
                                                                    ---------  ---------
Total liabilities and stockholders' equity ........................   $27,125    $52,600
                                                                    =========  =========

        See Notes to Financial Statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                             STATEMENTS OF INCOME
                  THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                 (UNAUDITED)

                                                   1995       1996
                                                ---------  ---------
Net sales .....................................   $23,255    $34,067
Cost of goods sold ............................    16,829     22,525
                                                ---------  ---------
Gross profit ..................................     6,426     11,542
Selling, general and administrative ...........     4,635      7,952
                                                ---------  ---------
Income from operations ........................     1,791      3,590
Interest expense -- net .......................       188        167
                                                ---------  ---------
Earnings before income taxes ..................     1,603      3,423
Income tax provision ..........................        31      1,335
                                                ---------  ---------
Net income ....................................   $ 1,572    $ 2,088
                                                =========  =========
Net income per share ..........................              $  0.16
                                                           =========
Weighted average shares outstanding ...........               13,392
                                                           =========
Pro forma Income Statement Data:
 Earnings before income taxes, as reported  ...   $ 1,603
 Pro forma income tax provision ...............       634
                                                ---------
 Pro forma net income .........................   $   969
                                                =========
 Pro forma net income per share ...............   $  0.08
                                                =========
 Weighted average shares used in the
  calculation of pro forma net income per share    11,915
                                                =========

See Notes to Financial Statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                           STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                                (IN THOUSANDS)
                                 (UNAUDITED)

                                                                     1995       1996
                                                                  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .....................................................   $ 1,572    $ 2,088
 Adjustments to reconcile net income to net cash used in
  operating activities:
 Depreciation and amortization ..................................       223        294
 Change in the provision for bad debts and sales allowances  ....        65        110
 Increase in deferred rent ......................................        25         81
Changes in operating assets and liabilities:
 (Increase) in accounts receivable ..............................    (3,012)    (3,006)
 (Increase)/decrease in inventories .............................       565     (5,402)
 (Increase) in prepaid expenses and other current assets  .......      (243)    (1,623)
 (Increase)/decrease in other assets ............................         7        (65)
 Increase in accounts payable and accrued expenses ..............     1,477      5,693
 Increase in taxes payable ......................................        28      1,169
 Increase in deferred tax asset .................................        --        (79)
 Increase in deferred tax liability .............................        --         56
                                                                  ---------  ---------
  Net cash provided by (used in) operating activities  ..........       707       (684)
                                                                  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment .............................      (281)    (1,987)
                                                                  ---------  ---------
  Net cash used in investing activities .........................      (281)    (1,987)
                                                                  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 S corporation distributions ....................................      (604)        --
 Repayments of long-term debt ...................................       (90)       (77)
 Net proceeds on revolving credit line ..........................       278      3,018
 Capitalized lease repayments ...................................        (9)       (18)
                                                                  ---------  ---------
  Net cash provided by/(used in) financing activities  ..........      (425)     2,923
                                                                  ---------  ---------
Net increase in cash ............................................         1        252
Cash, January 1 .................................................        77         61
                                                                  ---------  ---------
Cash, March 31, .................................................   $    78    $   313
                                                                  =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest ......................................................       191        158
  Income taxes ..................................................         3        166

              See Notes to Financial Statements.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED MARCH 31, 1996
                                 (UNAUDITED)

1. BASIS OF PRESENTATION

   The financial statements included herein should be read in conjunction with the financial statements and notes thereto contained in the USA Detergents, Inc. (the Company) Form 10-K filed with the Securities and Exchange Commission on March 29, 1996. In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments necessary, consisting of only normal recurring accruals, to present fairly the Company's financial position as of March 31, 1996, the statements of operations for the three month periods ended March 31, 1996 and 1995, and the statements of cash flows for the three month periods ended March 31, 1996 and 1995. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying financial statements. The results of operations for the three months ended March 31, 1996, are not necessarily indicative of the results of operations expected for the year ending December 31, 1996.

2. ORGANIZATION, RECAPITALIZATION AND INITIAL PUBLIC OFFERING

   The Company was organized in New Jersey and commenced operations effective October 25, 1988. On August 2, 1995, the Company was reincorporated in Delaware. In connection with the reincorporation, the Company became authorized to issue up to 30,000,000 shares of Common Stock, $.01 par value per share, and up to 1,000,000 shares of Preferred Stock, no par value. As part of the reincorporation, each share of the predecessor corporation's common stock was converted into approximately 88,167 shares of Common Stock of the Company. All applicable share data have been retroactively adjusted to reflect the reincorporation and share conversion.

   In August 1995, the Company completed an initial public offering of 3,622,500 shares of Common Stock, including 1,477,890 shares of Common Stock sold by it which provided net proceeds of approximately $12,718,000.

   On January 18, 1996, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend to holders of record of the Company's Common Stock at the close of business on January 30, 1996 and paid February 9, 1996. Shares outstanding and per share amounts have been retroactively adjusted to reflect the three-for-two stock split.

   On March 6, 1996, certain selling shareholders completed a secondary public offering of 2,530,000 shares.

3. INCOME TAXES

   During the period prior to the initial public offering (Note 2), the Company elected to be treated as an S corporation under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings and losses of the Company flow through directly to the stockholders. In connection with the offering, the Company terminated its S corporation election. The income tax provision consists of state and local taxes in certain states for all periods presented, and federal income taxes on earnings subsequent to the public offering.

4. PRO FORMA INFORMATION

   Pro forma net income per share is computed by dividing pro forma net income by the average weighted number of shares outstanding. In connection with the initial public offering of the Company's common stock, the Company changed its tax status to a C corporation (Note 3) and is subject to federal and all applicable state and local income taxes. Pro-forma information in the statements of income assumes the Company's change in tax status for the period presented.

                     USA DETERGENTS, INC. AND SUBSIDIARY
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTHS ENDED MARCH 31, 1996 (CONTINUED)
                                 (UNAUDITED)
 5. REVOLVING CREDIT LINE

   The Company has a credit facility with a bank which was last amended August 10, 1995. The agreement, which expires November 1, 1996, provides for a revolving credit line not to exceed the lesser of $15,000,000 or a borrowing base, as defined. Interest on outstanding balances are computed at LIBOR plus 1.75% per annum (7.0625% at March 31, 1996) on the first $5,000,000 of borrowings (at the option of the borrower) and at the prime rate of the lender on the balance (8.25% at March 31, 1996). At March 31, 1996, outstanding borrowings against the revolving credit line were approximately $10,000,000.

   The Company is required to maintain certain minimum financial ratios.

   Borrowings under this agreement are collateralized by substantially all of the assets of the Company.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

 SEC filing fee .................... $ 4,052
Nasdaq National Market listing fee     6,000
Printing and engraving expenses  ..   10,000
Legal fees and expenses ...........   25,000
Accounting fees and expenses  .....   10,000
Transfer agent and registrar fees      1,500
Miscellaneous .....................   18,448
                                    --------
   Total ..........................  $75,000
                                    ========

- ------------

* All expenses are estimated, except the SEC registration fee and the NASDAQ listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

   Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

   Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

   The Company's Certificate of Incorporation and By-laws provide that the Company shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by

 Section 145 of the General Corporation Law of the State of Delaware. The Company has also entered into indemnification agreements with its current directors and executive officers. Reference is made to the Certificate of Incorporation, By-laws and Form of Directors and Officers Indemnity Agreement filed as Exhibits 3.1, 3.2 and 10.13 respectively. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   During the last three years, the Registrant sold the following shares of its common stock and other securities which were not registered under the Securities Act of 1933, as amended.

 NAME OF STOCKHOLDER SHARES         DATE      CONSIDERATION
- -------------------  ---------  ----------  ---------------
Frederick R. Adler     446,789    12/23/93      $937,500
Uri Evan               446,789    12/23/93       937,500

   The Common Stock issued by the Company in the foregoing transactions was not registered under the Securities Act of 1933 in reliance upon exemptions contained in Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits.

 NO.       DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------
       2   Form of Merger Agreement of USA Detergent Inc., a New Jersey corporation into USA Detergents,
           Inc., a Delaware corporation.*
     3.1   Certificate of Incorporation.*
     3.2   By-laws.*
       4   Specimen Stock Certificate.*
       5   Opinion of Fulbright & Jaworski L.L.P.
    10.1   Lease Agreement, dated January 15, 1993, between Maurice M. Weill, Trustee for GEEMAC
           Property, and Registrant.*
    10.2   Supply Agreement, dated November 29, 1994, between Owens-Illinois Plastic Products Inc.,
           Owens-Illinois Closure Inc. and Registrant.*
    10.3   Amendment No. 1 dated December 1995 to Supply Agreement, dated November 29, 1994, between
           Owens-Illinois Plastic Products Inc., Owens-Illinois Closure Inc. and Registrant.**+
    10.4   Amended and Restated Employment Agreement with Uri Evan dated January  , 1996.**
    10.5   Employment Agreement for each of Joseph Cohen, Frederick J. Horowitz, Daniel Bergman, and Mark
           Antebi.*
    10.6   Forms of Employment Agreement for each of Frank Valdez, Frank Corella and Harold J. Macsata.*
    10.7   Loan Agreement, dated April 15, 1993, between the New Jersey Economic Development Authority and the Registrant.*
    10.8   Reimbursement Agreement dated April 15, 1993 between Banque Nationale de Paris, Houston Agency and the Registrant.*
    10.9   Security Agreement dated April 15, 1993, between the New Jersey Economic Development Authority and the Registrant.*
   10.10   Loan and Security Agreement, dated November 13, 1992, between Chemical Bank and the
           Registrant, as amended.**
   10.11   1995 Stock Option Plan.*
   10.12   Stock Option Plan for Non-Employee Directors.*
   10.13   Form of Directors and Officers Indemnity Agreement.*
   10.14   Form of Registration Rights Agreement between the Company, Frederick R. Adler and Blair
           Effron.*
   10.15   Lease Agreement dated January 26, 1996, between M&E Co. and the Company.**

NO.        DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------
   23.1    Consent of Deloitte & Touche LLP.
   23.2    Consent of Goldstein Golub Kessler & Company, P.C.
   23.3    Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit 5).
     24    Power of Attorney (included on signature page).

- ------------
* Incorporated by reference to the Registrant's Registration Statement on Form S-1 (33-93488).
** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (333-1386).
+ Confidentiality Requested, confidential portions have been omitted and filed separately with the Commission, as required by Rule 406(b).

(b) Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the General Corporation Law of Delaware, the Registrant's Bylaws and the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 21, 1996.

                                          USA DETERGENTS, INC.
                                          By: /s/ Uri Evan

                                          -----------------------------------
                                            Name: Uri Evan
                                            Title: Chief Executive Officer

                              POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Uri Evan and Frederick J. Horowitz as his true and lawful attorney-in- fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that any said attorney-in-fact and agent, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                             TITLE                          DATE
- -----------------------------  ----------------------------------------  ----------------
          /s/Uri Evan          Chief Executive Officer and Chairman  of  May 21,1996
 ----------------------------- the Board of Directors
            Uri Evan

     /s/Harold J. Macsata      Chief Financial Officer                   May 21,1996
 -----------------------------
       Harold J. Macsata

                               Director                                  May 21,1996
 -----------------------------
        Joseph S. Cohen

   /s/Frederick J. Horowitz    Director                                  May 21,1996
 -----------------------------
     Frederick J. Horowitz

       /s/Daniel Bergman       Director                                  May 21,1996
 -----------------------------
         Daniel Bergman

        /s/Mark Antebi         Director                                  May 21,1996
 -----------------------------
          Mark Antebi

     /s/Frederick R. Adler     Director                                  May 21,1996
 -----------------------------
       Frederick R. Adler

     /s/Richard A. Mandell     Director                                  May 21,1996
 -----------------------------
       Richard A. Mandell

                               Director                                  May 21, 1996
 -----------------------------
       Dr. Shlomo Kalish

                                EXHIBIT INDEX

  EXHIBIT NO.                                          DESCRIPTION
- ---------------  ------------------------------------------------------------------------------------------
          2      Form of Merger Agreement of USA Detergent Inc., a New Jersey corporation into USA Detergents,
                 Inc., a Delaware corporation.*
        3.1      Certificate of Incorporation.*
        3.2      By-laws.*
          4      Specimen Stock Certificate.*
          5      Opinion of Fulbright & Jaworski L.L.P.
       10.1      Lease Agreement, dated January 15, 1993, between Maurice M. Weill, Trustee for GEEMAC Property, and Registrant.*
       10.2      Supply Agreement, dated November 29, 1994, between Owens-Illinois Plastic Products Inc.,
                 Owens-Illinois Closure Inc. and Registrant.*
       10.3      Amendment No. 1 dated December 1995 to Supply Agreement, dated November 29, 1994, between
                 Owens-Illinois Plastic Products Inc., Owens-Illinois Closure Inc. and Registrant.**+
       10.4      Amended and Restated Employment Agreement with Uri Evan dated January  , 1996.**
       10.5      Employment Agreement for each of Joseph Cohen, Frederick J. Horowitz, Daniel Bergman, and
                 Mark Antebi.*
       10.6      Forms of Employment Agreement for each of Frank Valdez, Frank Corella and Harold J. Macsata.*
       10.7      Loan Agreement, dated April 15, 1993, between the New Jersey Economic Development Authority and the Registrant.*
       10.8      Reimbursement Agreement dated April 15, 1993 between Banque Nationale de Paris, Houston
                 Agency and the Registrant.*
       10.9      Security Agreement dated April 15, 1993, between the New Jersey Economic Development Authority and the Registrant.*
      10.10      Loan and Security Agreement, dated November 13, 1992, between Chemical Bank and the Registrant, as amended.**
      10.11      1995 Stock Option Plan.*
      10.12      Stock Option Plan for Non-Employee Directors.*
      10.13      Form of Directors and Officers Indemnity Agreement.*
      10.14      Form of Registration Rights Agreement between the Company, Frederick R. Adler and Blair
                 Effron.*
      10.15      Lease Agreement dated January 26, 1996, between M&E Co. and the Company.**
       23.1      Consent of Deloitte & Touche LLP.
       23.2      Consent of Goldstein Golub Kessler & Company, P.C.
       23.3      Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit 5).
         24      Power of Attorney (included on signature page).

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   *  Incorporated by reference to the Registrant's Registration Statement on
      Form S-1 (33-93488).
   ** Incorporated by reference to the Registrant's Registration Statement on
      Form S-1 (333-1386).
   + Confidentiality Requested, confidential portions have been omitted and filed separately with the Commission, as required by Rule 406(b).